As filed with the Securities and Exchange Commission On January 28, 2005

Registration No. 811-8162

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

AMENDMENT NO. 28 TO THE

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

MASTER INVESTMENT PORTFOLIO

(Exact Name of Registrant as Specified in Charter)

45 Fremont Street

San Francisco, CA 94105

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (877) 244-1544

Jeremy Kantrowitz

c/o Investors Bank & Trust Company

200 Clarendon Street

Boston, Massachusetts 02116

(Name and Address of Agent for Service)

With a copy to:

Marco E. Adelfio, Esq.

Morrison & Foerster LLP

2000 Pennsylvania Avenue, N.W., Suite 5500

Washington, D.C. 20006-1812

MASTER INVESTMENT PORTFOLIO

MONEY MARKET MASTER PORTFOLIO

EXPLANATORY NOTE

General. Master Investment Portfolio (“MIP”) is an open-end, management investment company, organized (on October 20, 1993) as a statutory trust under the laws of the State of Delaware. MIP is a “series fund,” which is a mutual fund company that has been divided into separate portfolios. This is Part A for the Money Market Master Portfolio (the “Master Portfolio”), a diversified portfolio of MIP. The Master Portfolio is treated as a separate entity on certain matters under the Investment Company Act of 1940 (the “1940 Act”) and for other purposes. A holder of beneficial interests (an “interestholder”) of one master portfolio of MIP is not deemed to be an interestholder of any other portfolio of MIP. As described below, on certain matters MIP interestholders vote together as a group; on other matters they vote separately by portfolio. MIP currently offers fourteen other portfolios pursuant to other offering documents. From time to time, other portfolios may be established and sold pursuant to other offering documents.

PART A

January 28, 2005

Responses to Items 1 through 3 have been omitted pursuant to paragraph B(2)(b) of the General Instructions to Form N-1A.

ITEM 4. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS.

INVESTMENT OBJECTIVE

The Money Market Master Portfolio seeks to provide investors with a high level of income, while preserving capital and liquidity by investing in high quality, short-term investments.

The Master Portfolio’s investment objective is non-fundamental which means it can be changed by MIP’s Board of Trustees without interestholder approval. The investment objective and investment policies of the Master Portfolio determine the securities in which it invests, the degree of risk to which it is subject and, ultimately, its performance. There can be no assurance that the Master Portfolio’s investment objective will be achieved.

Principal Investment Strategies

The Master Portfolio seeks to achieve its investment objective by investing in high quality, short term investments. These securities include certificates of deposit, high-quality debt obligations, such as corporate debt, certain obligations of U.S. banks, certain repurchase agreements and obligations of the U.S. Government, its agencies and instrumentalities (including government-sponsored enterprises).

Under normal circumstances, the Master Portfolio expects to invest at least 95% of its total assets in any combination of (i) short-term obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities (including government-sponsored enterprises); (ii) negotiable certificates of deposit (“CDs”), bankers’ acceptances, fixed time deposits and other obligations of domestic banks (including foreign branches) that have more than $1 billion in total assets at the time of investment and that are members of the Federal Reserve System or are examined by the Comptroller of the Currency or whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”); (iii) commercial paper rated at the date of purchase in one of the two highest short-term rating categories by a nationally recognized statistical rating organizations (NRSRO), or, if unrated, of comparable quality as determined by Barclays Global Fund Advisors (“BGFA”); (iv) repurchase agreements; and (v) short-term, U.S. dollar-denominated obligations of foreign banks (including U.S. branches) that in the opinion of BGFA are of comparable quality to obligations of U.S. banks which may be purchased by the Master Portfolio, and other high quality debt obligations.

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The Master Portfolio may invest up to 10% of the value of its assets in illiquid securities, including repurchase agreements providing for settlement in more than seven days.

RISK CONSIDERATIONS

The Master Portfolio’s investments are expected to present minimal risks because of their relatively short maturities and the high credit quality (financial strength) of the issuers. The Master Portfolio seeks to maintain a portfolio of investments that will permit interestholders to maintain a net asset value of $1.00 per share; however, there is no assurance that this will be achieved.

Pursuant to the 1940 Act, the Master Portfolio must comply with certain investment criteria designed to provide liquidity and reduce risk to allow the interestholders to maintain a stable net asset value of $1.00 per share. The Master Portfolio seeks to reduce risk by investing its assets in securities of various issuers. As such, the Master Portfolio is considered to be diversified for purposes of the 1940 Act.

The Master Portfolio emphasizes safety of principal and high credit quality. In particular, the internal investment policies of the Master Portfolio’s investment adviser, BGFA, have always prohibited the purchase by the Master Portfolio of many types of floating-rate instruments commonly referred to as derivatives that are considered to be potentially volatile. The Master Portfolio may only invest in floating-rate securities that bear interest at a rate that resets periodically, and that resets based on changes in standard money market rate indices such as U.S. Government Treasury bills, London Interbank Offered Rate, the prime rate, published commercial paper rates, federal funds rates, Public Securities Associates floaters or JJ Kenney index floaters.

The Master Portfolio’s dollar-weighted average portfolio maturity must not exceed 90 days. Any security that the Master Portfolio purchases must have a remaining maturity of not more than 397 days (13 months). The 1940 Act provides that the maturity of an instrument may be deemed shorter in the case of certain instruments, including certain variable and floating rate instruments subject to demand features. In addition, any security that the Master Portfolio purchases must present minimal credit risks and be of “high quality.” “High quality” means to be rated in the top two rating categories by the requisite NRSROs or, if unrated, determined to be of comparable quality to such rated securities by BGFA under guidelines adopted by MIP’s Board of Trustees. The Master Portfolio may not achieve as high a level of current income as other mutual funds that do not limit their investment to the high credit quality instruments in which the Master Portfolio invests.

PORTFOLIO HOLDINGS INFORMATION

A description of the Master Portfolio’s policies and procedures with respect to disclosure of a Master Portfolio’s portfolio holdings is available in the Master Portfolio’s Part B of its registration statement.

See Item 11, “Description of the Master Portfolio and Its Investments and Risks,” in Part B for additional details.

ITEM 5. MANAGEMENT, ORGANIZATION AND CAPITAL STRUCTURE.

INVESTMENT ADVISER — BGFA serves as investment adviser to the Master Portfolio. BGFA is a direct subsidiary of Barclays Global Investors, N.A. (which, in turn, is an indirect subsidiary of Barclays Bank PLC) and is located at 45 Fremont Street, San Francisco, CA 94105. As of December 31, 2004, BGFA and its affiliates provided investment advisory services for over $1 trillion of assets under management.

BGFA provides the Master Portfolio with investment guidance and policy direction in connection with daily portfolio management, subject to the supervision of MIP’s Board of Trustees and in conformity with Delaware law and the stated policies of the Master Portfolio. BGFA furnishes to MIP’s Board of Trustees periodic reports on the investment strategy and performance of the Master Portfolio.

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BGFA is entitled to receive monthly fees at the annual rate of 0.10% of the average daily net assets of the Master Portfolio as compensation for its advisory services. From time to time, BGFA may waive such fees in whole or in part. Any such waiver will reduce the expenses of the Master Portfolio and, accordingly, have a favorable impact on its performance.

ITEM 6. INTERESTHOLDER INFORMATION.

PURCHASE, REDEMPTION AND PRICING OF INTERESTS

Beneficial interests in the Master Portfolio are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 (the “1933 Act”). Only investment companies or certain other entities that are “accredited investors” within the meaning of Regulation D under the 1933 Act may make investments in the Master Portfolio. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any “security” within the meaning of the 1933 Act. Some investment companies that hold beneficial interests in the Master Portfolio may be referred to herein as “feeder funds.”

Investments in the Master Portfolio are valued based on an interestholder’s proportionate ownership interest in the Master Portfolio’s aggregate net assets (“Net Assets”) (i.e., the value of its assets less liabilities) as next determined after an order is received in proper form. The value of the Master Portfolio’s Net Assets is determined as of 5:00 p.m. (Eastern time) (“Valuation Time”) on each day the New York Stock Exchange is open for business, with the exception of Columbus Day and Veterans Day (a “Business Day”). The Master Portfolio’s investments are valued each Business Day, typically by using the amortized cost method of valuation in accordance with procedures adopted by the MIP’s Board of Trustees. For further information regarding the methods employed in valuing the Master Portfolio’s investments, see Item 17, “Purchase, Redemption and Pricing of Interests” in Part B.

In calculating the Master Portfolio’s net asset value, the Master Portfolio’s investments are valued primarily on the basis of amortized cost.

Fund Closings. The holidays on which the Fund is closed currently are: New Year’s Day, Martin Luther King, Jr.’s Birthday, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans’ Day, Thanksgiving Day and Christmas Day.

An investor in the Master Portfolio may add to or reduce its investment in a Master Portfolio on any Business Day. At the Valuation Time on each Business Day, the value of each interestholder’s beneficial interest in the Master Portfolio is determined by multiplying the Master Portfolio’s Net Assets by the percentage, effective for that day, which represents that investor’s share of the aggregate beneficial interests in the Master Portfolio. Any additions to or redemptions of those interests, which are to be effected on that day, will then be effected. Each investor’s share of the aggregate beneficial interests in the Master Portfolio will then be recomputed using the percentage equal to the fraction (i) the numerator of which is the value of the investor’s cumulative investment in the Master Portfolio up to that day plus or minus, as the case may be, the amounts of net additions or redemptions from such investment effected on that day and (ii) the denominator of which is the Master Portfolio’s Net Assets as of the Valuation Time on that day plus or minus, as the case may be, the amount of the net additions to or redemptions from the aggregate investments in the Master Portfolio by all investors. The percentages so determined will then be applied to determine the value of each investor’s respective interest in the Master Portfolio as of the Valuation Time on the following Business Day.

An investor in the Master Portfolio may redeem all or any portion of its interest on any Business Day at the net asset value next determined after a redemption request is received in proper form. The Master Portfolio will make payment for all interests redeemed within three business days after receipt of a redemption request in proper form, except as provided by applicable statutes, regulations or interpretations. Investments in the Master Portfolio may not be transferred.

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The right of any investor to receive payment with respect to any redemption may be suspended or the payment of redemption proceeds postponed during any period in which the New York Stock Exchange is closed (including weekends or holidays) or when trading in the markets the Master Portfolio ordinarily utilizes is restricted, or, to the extent otherwise permitted by the 1940 Act, if an emergency exists. In addition, the Master Portfolio reserves the right to refuse any purchase of interests.

The Master Portfolio reserves the right to pay redemption proceeds in portfolio securities rather than cash. These “in kind” redemptions normally occur if the amount to be redeemed is large enough to affect the Master Portfolio’s operations (e.g., if it represents more than 1% of the Master Portfolio’s assets).

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Because of the Master Portfolio’s investment objective and strategies, the Master Portfolio’s Board of Trustees has adopted a policy of not monitoring for frequent purchase and redemption (“frequent trading”) activity in the Master Portfolio that appears to attempt to take advantage of a potential arbitrage opportunity presented by a lag between a change in the value of the Master Portfolio’s portfolio securities after the close of the primary markets for those portfolio securities and the reflection of that change in the Master Portfolio’s net asset value (“market timing “), and the Master Portfolio’s Board of Trustees has not adopted a policy of monitoring for other frequent trading activity in the Master Portfolio.

NET INVESTMENT INCOME AND CAPITAL GAIN ALLOCATIONS AND DISTRIBUTIONS

The net investment income of the Master Portfolio generally will be declared and paid as a distribution daily to all investors of record as of 5:00 p.m. (Eastern time) on any Business Day. The Master Portfolio’s net investment income for a Saturday, Sunday or Holiday will be accrued and allocated to investors of record as of 5:00 p.m. (Eastern time) on the previous Business Day. Allocations of the Master Portfolio’s net investment income will be distributed to an interestholder’s account on the interestholder’s payment date. Any capital gains realized by the Master Portfolio will be allocated on the date of accrual and distributed at least annually to an interestholder’s account on the interestholder’s payment date.

The Master Portfolio will allocate its investment income, expenses, and realized and unrealized gains and losses to its interestholders pro rata in accordance with their beneficial interests. Allocations of taxable income or loss may be made in a different manner in order to comply with federal income tax rules.

TAXES

The Master Portfolio will be operated in a manner so as to qualify it as a non-publicly traded partnership for federal income tax purposes. Provided that the Master Portfolio so qualifies, it will not be subject to any federal income tax on its income and gain (if any). However, each investor’s distributive share of the Master Portfolio’s taxable income and losses generally will be included in determining the investor’s federal income tax liability. As a non-publicly traded partnership, the Master Portfolio will be deemed to have “passed through” to interestholders any of the Master Portfolio’s interest, dividends, gains or losses realized on its investments, regardless of whether the Master Portfolio makes any distributions. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and regulations promulgated thereunder. The Master Portfolio will have no more than 100 investors.

It is intended that the Master Portfolio’s assets, income and distributions will be managed in such a way that an entity electing and qualifying as a “regulated investment company” under the Code can continue to so qualify by investing substantially all of its assets through the Master Portfolio, provided that the regulated investment company meets other requirements for such qualification not within the control of the Master Portfolio (e.g., distributing at least 90% of the regulated investment company’s “investment company taxable income” annually).

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Investor inquiries should be directed to Master Investment Portfolio, 45 Fremont Street, San Francisco, CA 94105.

ITEM 7. DISTRIBUTION ARRANGEMENTS.

MIP is registered as an open-end management investment company under the 1940 Act. MIP is a statutory trust under the laws of the State of Delaware. Investors in MIP are each liable for all obligations of MIP. However, the risk of an investor incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance exists and MIP is unable to meet its obligations.

The Board of Trustees has authorized MIP to issue multiple series. All consideration received by MIP for interests in one of the series and all assets in which such consideration is invested will belong to that series (subject only to the rights of creditors of MIP) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one series are treated separately from those of the other series. From time to time, MIP may create new series without shareholder approval.

The business and affairs of MIP are managed under the direction of its Board of Trustees. The office of MIP is located at 45 Fremont Street, San Francisco, CA 94105.

MASTER/FEEDER STRUCTURE

The Master Portfolio is a “master” fund in a “master/feeder” structure. A non-accredited investor may not directly purchase an interest in the Master Portfolio, but instead may purchase shares in a corresponding “feeder fund” that invests all of its assets in the Master Portfolio. Each feeder fund is an “accredited investor” as discussed in Item 4 above. Other accredited investors may also be permitted to invest in the Master Portfolio. Such other investors will invest in the Master Portfolio on the same terms and conditions as the feeder funds, although there may be different administrative and other expenses. Therefore, the feeder funds may have different returns than other investors of the Master Portfolio.

ITEM 8. FINANCIAL HIGHLIGHTS.

The response to Item 8 has been omitted pursuant to paragraph B(2)(b) of the General Instructions to Form N-1A.

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MASTER INVESTMENT PORTFOLIO

MONEY MARKET MASTER PORTFOLIO

PART B — STATEMENT OF ADDITIONAL INFORMATION

January 28, 2005

ITEM 9. COVER PAGE AND TABLE OF CONTENTS.

Master Investment Portfolio (“MIP” or the “Trust”) is an open-end management investment company. MIP is a “series fund,” which is a mutual fund company that has been divided into separate portfolios. This Part B is not a prospectus and should be read in conjunction with the Money Market Master Portfolio’s Part A, also dated January 28, 2005. All terms used in this Part B that are defined in Part A have the meanings assigned in Part A. A copy of Part A may be obtained without charge by writing Master Investment Portfolio, c/o Investors Bank & Trust Co., — Transfer Agent, P.O. Box 9130, Mail Code MFD23, Boston, Massachusetts 02117-9130, or by calling 1-888-204-3956. MIP’s Registration Statement may be examined at the office of the Securities and Exchange Commission (“SEC”) in Washington, D.C.

ITEM 10. TRUST HISTORY.

MIP is an open-end management investment company organized on October 20, 1993 as a statutory trust under the laws of the State of Delaware. MIP is a “series fund,” which is a mutual fund company that has been divided into separate portfolios. This is Part B for the Money Market Master Portfolio (the “Master Portfolio”), a diversified portfolio of MIP. The Master Portfolio is treated as a separate entity on certain matters under the Investment Company Act of 1940 (the “1940 Act”), and for other purposes. A holder of beneficial interests (an “interestholder”) of the Master Portfolio is not deemed to be an interestholder of any other portfolio of MIP. As described below, on certain matters MIP interestholders vote together as a group; on other matters they vote separately by portfolio. MIP currently offers fourteen other portfolios pursuant to other offering documents. From time to time, other portfolios may be established and sold pursuant to other offering documents.

Beneficial interests in the Master Portfolio are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 (the “1933 Act”). Investments in the Master Portfolio may be made only by investment companies or certain other entities which are “accredited investors” within the meaning of Regulation D under the 1933 Act. Investment companies that hold beneficial interests in the Master Portfolio are sometimes referred to herein as “feeder funds.”

ITEM 11. DESCRIPTION OF THE MASTER PORTFOLIO AND ITS INVESTMENTS AND RISKS.

The following information supplements and should be read in conjunction with Item 4 in Part A.

Investment Objective. The Master Portfolio’s investment objective is set forth in Item 4, “Investment Objectives, Principal Investment Strategies and Related Risks,” of Part A. The Master Portfolio’s investment objective is non-fundamental and can be changed by MIP’s Board of Trustees without interestholder approval. The investment objective and investment policies of the Master Portfolio determine the types of portfolio securities in which it invests, the degree of risk to which it is subject and, ultimately, its performance. There can be no assurance that the Master Portfolio’s investment objective will be achieved.

Investment Restrictions

Fundamental Investment Restrictions. The Master Portfolio has adopted investment restrictions as fundamental policies. These restrictions cannot be changed, as to the Master Portfolio, without approval by the holders of a majority (as defined in the 1940 Act) of the Master Portfolio’s outstanding voting interests. The Master Portfolio may not:

(1) Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Master Portfolio’s investments in that industry would equal or exceed 25% of the current value of the Master Portfolio’s total assets, provided that this restriction does not limit the Master Portfolio’s: (i) investments in securities of other investment companies, (ii) investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or (iii) investments in repurchase agreements collateralized by U.S. Government securities, and provided further that the Master Portfolio reserves the right to concentrate in the obligations of domestic banks (as such term is interpreted by the SEC or its staff);

(2) Purchase the securities of any single issuer if, as a result, with respect to 75% of the Master Portfolio’s total assets, more than 5% of the value of its total assets would be invested in the securities of such issuer or the Master Portfolio’s ownership would be more than 10% of the outstanding voting securities of such issuer, provided that this restriction does not limit the Master Portfolio’s cash or cash items, investments in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities, or investments in securities of other investment companies;

(3) Borrow money or issue senior securities, except to the extent permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder;

(4) Make loans to other parties, except to the extent permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder. For the purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt securities are not deemed to be the making of loans.

(5) Underwrite securities of other issuers, except to the extent that the purchase of permitted investments directly from the issuer thereof or from an underwriter for an issuer and the later disposition of such securities in accordance with the Master Portfolio’s investment program may be deemed to be an underwriting; and provided further, that the purchase by the Master Portfolio of securities issued by an open-end management investment company, or a series thereof, with substantially the same investment objective, policies and restrictions as the Master Portfolio shall not constitute an underwriting for purposes of this paragraph;

(6) Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Master Portfolio from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);

(7) Purchase or sell commodities, provided that (i) currency will not be deemed to be a commodity for purposes of this restriction, (ii) this restriction does not limit the purchase or sale of futures contracts, forward contracts or options, and (iii) this restriction does not limit the purchase or sale of securities or other instruments backed by commodities or the purchase or sale of commodities acquired as a result of ownership of securities or other instruments.

With respect to paragraph 3, the 1940 Act currently allows the Master Portfolio to borrow up to one-third of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. With respect to paragraph 4, the 1940 Act and regulatory interpretations currently limit the percentage of the Master Portfolio’s securities that may be loaned to one-third of the value of its total assets.

Non-Fundamental Investment Restrictions. The Master Portfolio has adopted the following investment restrictions as non-fundamental policies. These restrictions may be changed without shareholder approval by vote of a majority of the Trustees of MIP, at any time. The Master Portfolio is subject to the following investment restrictions, all of which are non-fundamental policies.

(1) The Master Portfolio may invest in shares of other open-end management investment companies, subject to the limitations of Section 12(d)(1) of the 1940 Act, including the rules, regulations and exemptive orders obtained thereunder; provided, however, that the Master Portfolio, if it has knowledge that its beneficial interests are purchased by another investment company investor pursuant to Section 12(d)(1)(G) of the 1940 Act, will not acquire any securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act. Other investment companies in which the Master Portfolio invests can be expected to charge fees for operating expenses, such as investment advisory and administration fees, that would be in addition to those charged by the Master Portfolio.

(2) The Master Portfolio may not invest more than 10% of its net assets in illiquid securities. For this purpose, illiquid securities include, among others, (i) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (ii) fixed time deposits that are subject to withdrawal penalties and that have maturities of more than seven days, and (iii) repurchase agreements not terminable within seven days.

(3) The Master Portfolio may lend securities from its portfolio to brokers, dealers and financial institutions, in amounts not to exceed (in the aggregate) one-third of the Master Portfolio’s total assets. Any such loans of portfolio securities will be fully collateralized based on values that are marked to market daily. The Master Portfolio will not enter into any portfolio security lending arrangement having a duration of longer than one year.

(4) The Master Portfolio may not purchase interests, leases, or limited partnership interests in oil, gas, or other mineral exploration or development programs.

(5) The Master Portfolio may not write, purchase or sell puts, calls, straddles, spreads, warrants, options or any combination thereof, except that the Master Portfolio may purchase securities with put rights in order to maintain liquidity.

(6) The Master Portfolio may not purchase securities on margin (except for short-term credits necessary for the clearance of transactions and except for margin payments in connection with options, futures and options on futures) or make short sales of securities.

(7) The Master Portfolio may not make investments for the purpose of exercising control or management; provided that the Master Portfolio may invest all its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objective, policies and restrictions as the Master Portfolio, without regard to the limitations set forth in this paragraph.

Investments and Risks

General.

The assets of the Master Portfolio consist only of obligations maturing within thirteen months 397 days calendar from the date of acquisition (as determined in accordance with the regulations of the SEC), and the dollar-weighted average maturity of the Master Portfolio may not exceed 90 days. The securities in which the Master Portfolio may invest will not yield as high a level of current income as may be achieved from securities with less liquidity and less safety. There can be no assurance that the Master Portfolio’s investment objective will be realized as described in the Master Portfolio’s Prospectus.

Asset-Backed and Commercial Mortgage-Backed Securities.

The Master Portfolio may invest in asset-backed and commercial mortgaged-backed securities. Asset-backed securities are securities backed by installment contracts, credit-card receivables or other assets. Commercial mortgage-backed securities are securities backed by commercial real estate properties. Both asset-backed and commercial mortgage-backed securities represent interests in “pools” of assets in which payments of both interest and principal on the securities are made on a regular basis. The payments are, in effect, “passed through” to the holder of the securities (net of any fees paid to the issuer or guarantor of the securities). The average life of asset-backed and commercial mortgage-backed securities varies with the maturities of the underlying instruments and, as a result of prepayments, can often be less than the original maturity of the assets underlying the securities. For this and other reasons, an asset-backed and commercial mortgage-backed security’s stated maturity may be shortened, and the security’s total return may be difficult to predict precisely. The Master portfolio may invest in such securities up to the limits prescribed by Rule 2a-7 and other provisions of the 1940 Act.

Bank Obligations.

The Master Portfolio may invest in bank obligations, including certificates of deposit, time deposits, bankers’ acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic branches of foreign banks, domestic savings and loan associations and other banking institutions.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits that may be held by the Master Portfolio will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the FDIC.

Bankers’ acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating- or variable-interest rates.

Domestic commercial banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to have their deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”). Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. In addition, state banks whose certificates of deposit (“CDs”) may be purchased by the Master Portfolio are insured by the FDIC (although such insurance may not be of material benefit to the Master Portfolio, depending on the principal amount of the CDs of each bank held by the Master Portfolio) and are subject to federal examination and to a substantial body of federal law and regulation. As a result of federal or state laws and regulations, domestic branches of domestic banks whose CDs may be purchased by the Master Portfolio generally are required, among other things, to maintain specified levels of reserves, are limited in the amounts which they can loan to a single borrower and are subject to other regulations designed to promote financial soundness. However, not all of such laws and regulations apply to the foreign branches of domestic banks.

Obligations of foreign branches of domestic banks, foreign subsidiaries of domestic banks and domestic and foreign branches of foreign banks, such as CDs and time deposits (“TDs”), may be general obligations of the parent banks in addition to the issuing branch, or may be limited by the terms of a specific obligation and/or governmental regulation. Such obligations are subject to different risks than are those of domestic banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding and other taxes on amounts realized on the obligations. These foreign branches and subsidiaries are not necessarily subject to the same or similar regulatory requirements that apply to domestic banks, such as mandatory reserve requirements, loan limitations, and accounting, auditing and financial record keeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank or about a foreign bank than about a domestic bank.

Obligations of U.S. branches of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation or by federal or state regulation as well as governmental action in the country in which the foreign bank has its head office. A domestic branch of a foreign bank with assets in excess of $1 billion may be subject to reserve requirements imposed by the Federal Reserve System or by the state in which the branch is located if the branch is licensed in that state.

In addition, federal branches licensed by the Comptroller of the Currency and branches licensed by certain states (“State Branches”) may be required to: (1) pledge to the appropriate regulatory authority, by depositing assets with a designated bank within the relevant state, a certain percentage of their assets as fixed from time to time by such regulatory authority; and (2) maintain assets within the relevant state in an amount equal to a specified percentage of the aggregate amount of liabilities of the foreign bank payable at or through all of its agencies or branches within the state. The deposits of federal and State Branches generally must be insured by the FDIC if such branches take deposits of less than $100,000.

In view of the foregoing factors associated with the purchase of CDs and TDs issued by foreign branches of domestic banks, by foreign subsidiaries of domestic banks, by foreign branches of foreign banks or by domestic branches of foreign banks, BGFA carefully evaluates such investments on a case-by-case basis.

The Master Portfolio may purchase CDs issued by banks, savings and loan associations and similar thrift institutions with less than $1 billion in assets, provided that such institutions are members of the FDIC, and further provided such Master Portfolio purchases any such CD in a principal amount of not more than $100,000, which amount would be fully insured by the Bank Insurance Fund or the Savings Association Insurance Fund administered by the FDIC. The FDIC does not insure interest payments on such a CD. The Master Portfolio will not own more than one such CD per such issuer.

Commercial Paper and Short-Term Corporate Debt Instruments.

The Master Portfolio may invest in commercial paper (including variable amount master demand notes), which consists of short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and usually has a maturity at the time of issuance not exceeding nine months. Variable amount master demand notes are demand obligations that permit the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between the issuer and a commercial bank acting as agent for the payee of such notes whereby both parties have the right to vary the amount of the outstanding indebtedness on the notes. The investment adviser to the Master Portfolio monitors on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Master Portfolio also may invest in non-convertible corporate debt securities (e.g., bonds and debentures) with not more than thirteen months remaining to maturity at the date of settlement. The Master Portfolio will invest only in such corporate bonds and debentures that are deemed appropriate by Barclays Global Fund Advisors (“BGFA”) in accordance with Rule 2a-7 under the 1940 Act. Subsequent to its purchase by the Master Portfolio, an issue of securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Master Portfolio. The investment adviser to the Master Portfolio will consider such an event in determining whether the Master Portfolio should continue to hold the obligation. To the extent the Master Portfolio continues to hold such obligations, it may be subject to additional risk of default.

Floating- and Variable-Rate Obligations.

The Master Portfolio may purchase floating- and variable-rate obligations. The Master Portfolio may purchase floating- and variable-rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of thirteen months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding thirteen months. Variable rate demand notes include master demand notes that are obligations that permit the Master Portfolio to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Master Portfolio, as lender, and the borrower. The interest rates on these notes fluctuate from time to time. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days’ notice to the holders of such obligations. The interest rate on a floating-rate demand obligation is based on a known lending rate, such as a bank’s prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable-rate demand obligation is adjusted automatically at specified intervals. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks.

These obligations are direct lending arrangements between the lender and borrower. There may not be an established secondary market for these obligations, although they are redeemable at face value. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Master Portfolio’s right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies and the Master Portfolio may invest in obligations that are not so rated only if BGFA determines that at the time of investment the obligations are of comparable quality to the other obligations in which the Master Portfolio may invest. BGFA considers on an ongoing basis the creditworthiness of the issuers of the floating- and variable-rate demand obligations in the Master Portfolio’s portfolio.

Foreign Obligations.

The Master Portfolio may invest in certain securities of non-U.S. issuers. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. issuers. These include differences in accounting, auditing and financial reporting standards, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investments in foreign countries, potential restrictions of the flow of international capital, and transaction costs of foreign currency conversions. Foreign issuers may be subject to less governmental regulation than U.S. issuers. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy with respect to growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment positions.

Obligations of Foreign Governments, Supranational Entities and Banks. The Master Portfolio may invest in U.S. dollar-denominated short-term obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by BGFA to be of comparable quality to the other obligations in which the Master Portfolio may invest. The Master Portfolio may also invest in debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank. The percentage of the Master Portfolio’s assets invested in obligations of foreign governments and supranational entities will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.

Forward Commitments, When-Issued Purchases and Delayed-Delivery Transactions.

The Master Portfolio may purchase or sell securities on a when-issued or delayed-delivery basis and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. Securities purchased or sold on a when-issued, delayed-delivery or forward commitment basis involve a risk of loss if the value of the security to be purchased declines, or the value of the security to be sold increases, before the settlement date. Although the Master Portfolio will generally purchase securities with the intention of acquiring them, the Master Portfolio may dispose of securities purchased on a when-issued, delayed-delivery or a forward commitment basis before settlement when deemed appropriate by the adviser.

Funding Agreements.

The Master Portfolio may invest in short-term funding agreements. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee the return of principal and may guarantee a stream of payments over time. A funding agreement has a fixed maturity and may have either a fixed, variable or floating interest rate that is based on an index and guaranteed for a fixed time period. The Master Portfolio will purchase short-term funding agreements only from banks and insurance companies that, at the time of purchase, are rated in one of the three highest rating categories and have assets of $1 billion or more.

The secondary market, if any, for these funding agreements is limited; thus, such investments purchased by the Master Portfolio may be treated as illiquid. If a funding agreement is determined to be illiquid it will be valued at its fair market value as determined by procedures approved by the Board of Trustees. Valuation of illiquid indebtedness involves a greater degree of judgment in determining the value of the Master Portfolio’s assets than if the value were based on available market quotations.

Illiquid Securities.

The Master Portfolio may invest in securities as to which a liquid trading market does not exist, provided such investments are consistent with its investment objective. Such securities may include securities that are not readily marketable, such as privately issued securities and other securities that are subject to legal or contractual restrictions on resale, floating- and variable-rate demand obligations as to which the Master Portfolio cannot exercise a demand feature on not more than seven days’ notice and as to which there is no secondary market and repurchase agreements providing for settlement more than seven days after notice.

Investment Company Securities.

The Master Portfolio may invest in shares of other open-end investment companies including investment companies that are affiliated with the Master Portfolio and its adviser, BGFA, that invest exclusively in high-quality short-term securities to the extent permitted under the 1940 Act. The Master Portfolio may also purchase shares of exchange listed closed-end funds, to the extent permitted under the 1940 Act. As a general matter, under the 1940 Act, investment in such securities is limited to: (i) 3% of the outstanding voting stock of any one investment company, (ii) 5% of a Master Portfolio’s total assets with respect to any one investment company and (iii) 10% of a Master Portfolio’s total assets with respect to all such companies in the aggregate.

Letters of Credit.

Certain of the debt obligations (including municipal securities, certificates of participation, commercial paper and other short-term obligations) which the Master Portfolio may purchase may be backed by an unconditional and irrevocable letter of credit of a bank, savings and loan association or insurance company which assumes the obligation for payment of principal and interest in the event of default by the issuer. Only banks, savings and loan associations and insurance companies that, in the opinion of BGFA are of comparable quality to issuers of other permitted investments of the Master Portfolio may be used for letter of credit-backed investments.

Loan Participation Agreements.

The Master Portfolio may purchase interests in loan participations that typically represent direct participation in a loan to a corporate borrower, and generally are offered by an intermediary bank or other financial institution or lending syndicate. Under these loan participation arrangements, the Master Portfolio will have the right to receive payments of principal, interest and any fees to which it is entitled from the bank selling the loan participation upon receipt by the bank of the payments from the borrower. The borrower in the underlying loan will be deemed to be the issuer of the participation interest except to the extent the Master Portfolio derives its rights from the intermediary bank that sold the loan participation. Such loans must be to issuers in whose obligations the Master Portfolio may invest. Any participation purchased by the Master Portfolio must be sold by an intermediary bank in the United States with assets exceeding $1 billion.

Because the bank issuing the loan participation does not guarantee the participation in any way, the participation is subject to the credit risks associated with the underlying corporate borrower. In addition, it may be necessary, under the terms of the loan participation, for the Master Portfolio to assert its rights against the underlying corporate borrower, in the event that the underlying corporate borrower should fail to pay principal and interest when due. Thus, the Master Portfolio could be subject to delays, expenses, and risks which are greater than those that would have been involved if the Master Portfolio had purchased a direct obligation of the borrower. Moreover, under the terms of the loan participation, the Master Portfolio may be regarded as a creditor of the issuing bank (rather than of the underlying corporate borrower), so that the Master Portfolio also may be subject to the risk that the issuing bank may become insolvent. Further, in the event of the bankruptcy or insolvency of the corporate borrower, the loan participation might be subject to certain defenses that can be asserted by the borrower as a result of improper conduct by the issuing bank.

The secondary market, if any, for these loan participation interests is limited; thus, such participations purchased by the Master Portfolio may be treated as illiquid. If a loan participation is determined to be illiquid it will be valued at its fair market value as determined by procedures approved by the Board of Trustees. Valuation of illiquid indebtedness involves a greater degree of judgment in determining the value of the Master Portfolio’s assets than if the value were based on available market quotations.

Loans of Portfolio Securities.

Pursuant to guidelines approved by MIP’s Board of Trustees, the Master Portfolio may lend its portfolio securities to brokers, dealers and financial institutions, provided: (1) the loan is secured continuously by collateral consisting of cash, securities of the U.S. Government, its agencies or instrumentalities, or an irrevocable letter of credit issued by a bank organized under the laws of the United States, organized under the laws of a state, or a foreign bank that has filed an agreement with the Federal Reserve Board to comply with the same rules and regulations applicable to U.S. banks in securities credit transactions, and such collateral being maintained on a daily marked-to-market basis in an amount at least equal to the current market value of the securities loaned plus any accrued interest or dividends; (2) the Master Portfolio may at any time call the loan and obtain the return of the securities loaned upon sufficient prior notification; (3) the Master Portfolio will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed the limits established by the 1940 Act. In determining whether or not to lend a security to a particular broker, dealer or financial institution, BGFA considers all relevant facts and circumstances, including the size, creditworthiness and reputation of the broker, dealer, or financial institution.

The Master Portfolio will earn income for lending its securities because cash collateral pursuant to these loans will be invested subject to the investment objectives, principal investment strategies and policies of the Master Portfolio. In connection with lending securities, the Master Portfolio may pay reasonable finders, administrative and custodial fees. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral. In either case, the Master Portfolio could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. Although voting rights, or rights to consent, attendant to securities on loan pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by the Master Portfolio if a material event affecting the investment is to occur. The Master Portfolio may pay a portion of the interest or fees earned from securities lending to a borrower or securities lending agent.

Barclays Global Investors, N.A. (“BGI”), acts as Securities Lending Agent for the Master Portfolio, subject to the overall supervision of BGFA. Pursuant to an exemptive order granted by the SEC, BGI is entitled to receive a portion of the revenues generated by securities lending activities as compensation for its services in this regard. The Master Portfolio has also obtained permission from the SEC (via exemptive order) to lend portfolio securities to certain affiliated borrowers, subject to a number of conditions. The Master Portfolio does not currently intend to lend its portfolio securities.

Mortgage Pass-Through Securities.

The Master Portfolio may invest in mortgage pass-through securities which are a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. Government-sponsored enterprises: the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) or Federal Home Loan Mortgage Corporation (“FHLMC”). In the basic mortgage pass-through structure, mortgages with similar issuer, term and coupon characteristics are collected and aggregated into a “pool” consisting of multiple mortgage loans. The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as pass-through securities. The holder of the security is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans.

Municipal Securities.

The Master Portfolio may invest in municipal securities. Municipal securities are generally issued by states and local governments and their agencies, authorities and other instrumentalities. Municipal bonds are subject to interest rate, credit and market risk. The ability of a municipal security issuer to make payments on that security could be affected by litigation, legislation or other political events or the bankruptcy of the issuer. Lower rated municipal bonds are subject to greater credit and market risk than higher quality municipal bonds. Municipal securities in which the master Portfolio may invest include, but are not limited to, municipal lease obligations and securities issued by entities whose underlying assets are municipal bonds.

The Master Portfolio will invest in ‘high-quality’ long-term municipal bonds, municipal notes and short-term commercial paper, with remaining maturities not exceeding 397 calendar days.

Participation Interests.

The Master Portfolio may invest in participation interests in any type of security in which the Master Portfolio may invest. A participation interest gives the Master Portfolio an undivided interest in the underlying securities in the proportion that the Master Portfolio’s participation interest bears to the total principal amount of the underlying securities.

Repurchase Agreements.

The Master Portfolio may engage in a repurchase agreement with respect to any security in which it is authorized to invest, including government securities and mortgage-related securities, regardless of their remaining maturities and requires that additional securities be deposited with the custodian if the value of the securities purchased should decrease below resale price. The Master Portfolio may enter into repurchase agreements wherein the seller of a security to the Master Portfolio agrees to repurchase that security from the Master Portfolio at a mutually agreed-upon time and price that involves the acquisition by the Master Portfolio of an underlying debt instrument, subject to the seller’s obligation to repurchase, and the Master Portfolio’s obligation to resell, the instrument at a fixed price usually not more than one week after its purchase. Securities acquired as collateral by the Master Portfolio under a repurchase agreement will be held in a segregated account at a bank. BGFA monitors on an ongoing basis the value of the collateral to assure that it always equals or exceeds the repurchase price. Certain costs may be incurred by the Master Portfolio in connection with the sale of the underlying securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, disposition of the securities by the Master Portfolio may be delayed or limited. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility of a decline in the market value of the underlying securities, as well as delay and costs to the Master Portfolio in connection with insolvency proceedings), it is the policy of the Master Portfolio to limit repurchase agreements to selected creditworthy securities dealers or domestic banks or other recognized financial institutions. The Master Portfolio considers on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements. Repurchase agreements are considered to be loans by the Master Portfolio under the 1940 Act

Restricted Securities.

Restricted securities are subject to legal restrictions on their sale. Difficulty in selling restricted securities may result in a loss or be costly to the Master Portfolio. Restricted securities generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the 1933 Act, or in a registered public offering. Where registration is required, the restricted security’s holder may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time the holder decides to seek registration and the time the holder may be permitted to sell a security under an effective registration statement. If, during that period, adverse market conditions were to develop, the holder might obtain a less favorable price than prevailed when it decided to seek registration of the security.

Unrated Investments.

The Master Portfolio may purchase instruments that are not rated if, in the opinion of BGFA, such obligations are of investment quality comparable to other rated investments that are permitted for purchase by the Master Portfolio, if they are purchased in accordance with the Master Portfolio’s procedures adopted by the Trust’s Board of Trustees in accordance with Rule 2a-7 under the 1940 Act. Such procedures require approval or ratification by the Trustees of the purchase of unrated securities. After purchase by the Master Portfolio, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Master Portfolio. Neither event will require an immediate sale of such security by the Master Portfolio provided that, when a security ceases to be rated, BGFA determines that such security presents minimal credit risks and, provided further that, when a security rating is downgraded below the eligible quality for investment or no longer presents minimal credit risks, BGFA finds that the sale of such security would not be in the Master Portfolio’s interestholder’s best interests.

To the extent the ratings given by a nationally recognized statistical ratings organization (“NRSRO”) may change as a result of changes in such organizations or their rating systems, the Master Portfolio will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the Part A and in this Part B. The ratings of NRSROs are more fully described in the Part B Appendix.

U.S. Government Obligations.

The Master Portfolio may invest in various types of U.S. Government obligations. A U.S. Government Obligation is a type of Bond. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. Payment of principal and interest on U.S. Government obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury obligations and Government National Mortgage Association (i.e. GNMA) certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with Federal National Mortgage Association (i.e. FNMA) notes). In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities where it is not obligated to do so. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

Portfolio Holdings Information

The Master Portfolio’s Board of Trustees has adopted a policy regarding the disclosure of the Master Portfolio’s portfolio holdings that requires that such information be disclosed in a manner that (a) is consistent with applicable legal requirements and in the best interests of the Master Portfolio’s interestholders; (b) does not put the interests of the Master Portfolio’s investment adviser (“BGFA” or the “Investment Adviser”), the Master Portfolio’s distributor (the “Distributor”), or any affiliated person of the Master Portfolio, the Investment Adviser or the Distributor, above those of Master Portfolio interestholders; (c) does not advantage any current or prospective Master Portfolio interestholders over any other current or prospective Master Portfolio interestholders; and (d) does not provide selective access to portfolio holdings information except pursuant to the following procedures and to the extent appropriate confidentiality arrangements limiting the use of such information are in effect.

Daily access to information concerning the Master Portfolio’s portfolio holdings is permitted (i) to certain personnel of those service providers that are involved in portfolio management and providing administrative, operational, risk management, or other support to portfolio management, including affiliated broker-dealers, and (ii) to other personnel of the Investment Adviser and other service providers, such as the Master Portfolio’s administrator, custodian and fund accountant, who deal directly with, or assist in, functions related to investment management, administration, custody, and fund accounting, as may be necessary to conduct business in the ordinary course in a manner consistent with agreements with the Master Portfolio and the terms of the Master Portfolio’s current registration statement.

From time to time, information concerning the Master Portfolio’s portfolio holdings may also be provided to other entities that provide additional services to the Master Portfolio, including, among others, rating or ranking organizations, in the ordinary course of business, no earlier than the close of trading on the same business day as the date of the information.

In addition, the Master Portfolio will provide portfolio holdings information to the sponsors, administrators or other service providers for feeder funds as may be necessary to (i) conduct business in the ordinary course in a manner consistent with agreements with the feeder funds and the terms of the Master Portfolio’s current registration statement, or (ii) satisfy legal requirements applicable to the feeder funds. The Master Portfolio may also provide portfolio holdings information to the sponsors, administrators or other service providers for a potential feeder fund to the extent necessary for such entities to evaluate a potential investment in the relevant Master Portfolio, subject to appropriate confidentiality arrangements limiting the use of such information to that purpose.

The Master Portfolio will disclose its complete portfolio holdings schedule in public filings with the SEC on a quarterly basis, based on the Master Portfolio’s fiscal year, within 60 days of the end of the quarter, and will provide that information to shareholders, as required by federal securities laws and regulations thereunder. The Master Portfolio, however, may voluntarily disclose all or part of its portfolio holdings in advance of required filings with the SEC, provided that such information is made generally available to all interestholders and other interested parties in a manner that is consistent with the above policy for disclosure of portfolio holdings information. Such information may be made available through a website available to intermediaries and institutional investors or other means that make the information available to all likely interested parties in a contemporaneous manner.

The Master Portfolio’s Chief Compliance Officer may authorize disclosure of portfolio holdings information pursuant to the above policy and procedures.

The Master Portfolio’s Board of Trustees reviews the policy and the procedures for disclosure of portfolio holdings information at least annually.

ITEM 12. MANAGEMENT OF THE TRUST.

The following information supplements and should be read in conjunction with the Part A section entitled “Management, Organization and Capital Structure.” The Board of Trustees is responsible for the overall management and operations of the Master Portfolio. Each Trustee serves until he or she resigns, retires, or his or her successor is elected and qualified. Each Officer serves until his or her successor is chosen and qualified. The Trustees and Principal Officers of the Trust, together with information as to their principal business occupations during the last five years and current directorships, are shown below. The address of each, unless otherwise indicated, is 45 Fremont Street, San Francisco, California 94105.

Interested Trustees & Officers

Name, Address and Year of Birth	Position(s), Length of Service	Principal Occupation During Past Five Years	Number of Portfolios Overseen in Fund Complex**	Other Public Company and Investment Company Directorships
Lee T. Kranefuss,* 1961	Trustee since November 16, 2001, President and Chief Executive Officer since May 15, 2002	Chief Executive Officer of Intermediary Investor Business of Barclays Global Investors, N.A. (“BGI”).	124	Trustee of Barclays Global Investors Fund (“BGIF”); Trustee of iShares Trust; Director of iShares Inc.

Michael A. Latham, 1965	Secretary, Treasurer and Chief Financial Officer since April 1, 2003	Chief Operating Officer of the Intermediary Investor Business of BGI (since 2004); Director of Mutual Fund Delivery of the Intermediary Investor Business of BGI (2000-2004); Head of Operations, BGI Europe (1997-2000)	N/A	None

*       Lee T. Kranefuss is deemed to be an “interested person” of the Trust because he serves as Chief Executive Officer of the Intermediary Investor Business of BGI, the administrator of the Master Portfolio and the parent company of BGFA, the investment adviser of the Master Portfolio.

**     The Trust, BGIF, iShares Trust and iShares, Inc. are all members of the same “Fund Complex” and “Family of Investment Companies” as defined in Form N-1A under the 1940 Act.

Independent Trustees
Name, Address and Year of Birth	Position(s), Length of Service	Principal Occupation During Past Five Years	Number of Portfolios Overseen in Fund Complex**	Other Public Company and Investment Company Directorships
Mary G. F. Bitterman, 1944	Trustee since November 16, 2001	President, Osher Lifelong Learning Institutes, The Bernard Osher Foundation; President and Chief Executive Officer of The James Irvine Foundation (non-profit foundation) from 2002-2003; President and Chief Executive Officer of KQED, Inc. (public television and radio) from 1993-2002.	27	Trustee of BGIF; Director, Bank of Hawaii

Jack S. Euphrat, 1922	Trustee since October 20, 1993	Private Investor	27	Trustee of BGIF

**	The Trust, BGIF, iShares Trust and iShares, Inc. are all members of the same “Fund Complex” and “Family of Investment Companies” as defined in Form N-1A under the 1940 Act.

Name, Address and Year of Birth	Position(s), Length of Service	Principal Occupation During Past Five Years	Number of Portfolios Overseen in Fund Complex**	Other Public Company and Investment Company Directorships
Richard K. Lyons, 1961	Trustee since November 16, 2001	Acting Dean and Professor, University of California, Berkeley: Haas School of Business; Member, Council of Foreign Relations	124	Director (Chairman) of Matthews Asian Funds (oversees 6 portfolios); Trustee of BGIF; Trustee of iShares Trust; Director of iShares Inc.

Leo Soong, 1946	Trustee since February 9, 2000	President of Trinity Products LLC (beverages); Managing Director of CG Roxane LLC (water company); Co-Founder of Crystal Geyser Water Co. (President through 1999).	27	Trustee of BGIF; Vice Chairman of the California Pacific Medical Center; Director of California State Automobile Association; and Director of the American Automobile Association

**	The Trust, BGIF, iShares Trust and iShares, Inc. are all members of the same “Fund Complex” and “Family of Investment Companies” as defined in Form N-1A under the 1940 Act.

Committees. There are two standing committees of the Board of Trustees – the Nominating Committee and the Audit Committee. The members of the Nominating Committee and the Audit Committee include each Trustee that is not an “interested person” of the Trust (as such term is defined in the 1940 Act) (“Independent Trustee”). The Nominating Committee is responsible for recommending to the Board persons to be nominated for election as Trustees by the interestholders or for appointment as Trustees by the sitting Trustees, when permissible. Pursuant to the rules under the 1940 Act, only Independent Trustees may select and nominate other Independent Trustees for MIP. Jack S. Euphrat serves as Chairman of the Nominating Committee. The Nominating Committee will not consider nominees recommended by interestholders. During the fiscal year ended December 31, 2004, the Nominating Committee did not hold any meetings.

The Audit Committee operates pursuant to a separate charter and is responsible for, among other things, overseeing the Master Portfolio’s accounting and financial reporting practices, reviewing the results of the annual audits of the Master Portfolio’s financial statements and interacting with the Master Portfolio’s independent auditors on behalf of the full Board. Leo Soong serves as Chairman of the Audit Committee. During the fiscal year ended December 31, 2004, the Audit Committee held four meetings

Beneficial Equity Ownership Information. As of December 31,2004, Trustees and Officers of the Trust, as a group, beneficially owned less than 1% of the outstanding shares of the Trust. The table below shows for each Trustee, the amount of interests in the Master Portfolio beneficially owned by the Trustee, and the aggregate value of all investments in equity securities within the same family of investment companies, stated as one of the following ranges: 0 = $0; A = $1-$10,000; B = $10,001-$50,000; C = $50,001-$100,000; and D = over $100,000.

Beneficial Equity Ownership in Master

Portfolios and Family of Investment Companies (as of December 31, 2004)

Interested Trustee	Dollar Range of Securities in Master Portfolio	Aggregate Dollar Range of Securities in the Family of Investment Companies
Lee T. Kranefuss	0	D

Independent Trustees	Dollar Range of Securities in Master Portfolio	Aggregate Dollar Range of Securities in the Family of Investment Companies
Mary G. F. Bitterman	0	0
Jack S. Euphrat	0	0
W. Rodney Hughes*	0	0
Richard K. Lyons	0	D
Leo Soong	0	0

*	Served as Trustee through December 31, 2004

Ownership of Securities of Certain Entities. As of December 31, 2004, the Independent Trustees and their immediate family members did not own any securities of the investment adviser, the placement agent or any entity controlling, controlled by, or under common control with the investment adviser or the placement agent, unless noted above.

Approval of Investment Advisory Contract. Under Section 15(c) of the Investment Company Act of 1940, the Board is required to approve the Master Portfolio’s investment advisory contract with BGFA (the “Advisory Contract”) annually. The Board is provided with quantitative and qualitative information to assist the Board in evaluating the terms of the Advisory Contract. This information includes comparative fee information, profitability information, performance data, a description of the investment philosophy, experience and senior management of the investment adviser, as well as a description of the quality of services provided by the investment adviser.

Before approving the Advisory Contract, the Board reviewed a detailed profitability analysis of BGFA based on the fees payable under the Advisory Contract as well as any other servicing relationships between the Master Portfolio and BGFA or its affiliates. The Board analyzed the Master Portfolio’s contractual fees, including the investment advisory fee, as well as administration and Rule 12b-1 distribution fees, if any.

The Board also reviewed statistical information regarding the performance and expenses of the Master Portfolio. Prior to reviewing the statistical information, the Board was provided with a detailed description of the methodology used to prepare this information. In addition to the performance information for the Master Portfolio, the Board reviewed a comparison of Master Portfolio’s performance information to other funds in a peer group. The Board then reviewed a comparison of the Master Portfolio’s advisory fee, other fees and total expense ratio to other funds in the peer group.

During its review, the Board considered the advisory fees paid by the Master Portfolio as well as the total fees paid to BGFA and its affiliates for advisory and other services provided to the Master Portfolio. The Board also periodically reviews information pertaining to the fee structure for the Master Portfolio and considers whether alternative fee structures (i.e., breakpoint fee structures or performance-based fees) would be more appropriate or reasonable taking into consideration any economies of scale or other efficiencies that accrue from increases in the Master Portfolio’s asset levels.

In addition, the Board analyzed BGFA’s background and services that it provides to the Master Portfolio. For example, the Board reviewed and discussed the investment philosophy and experience of BGFA. The Board also considered the background and experience of the senior management of BGFA and the level of attention given to the Master Portfolio by senior investment personnel of BGFA. In addition to the above considerations, the Board also analyzed BGFA’s indexing strategies, research capabilities, means for executing portfolio transactions and scope of investment services.

Based on the above analysis, the Board determined that the Advisory Contract, including the fee level, was fair and reasonable in light of all relevant circumstances. This determination was based on the following factors as discussed above: (i) level of profits realized by BGFA from its advisory arrangement with the Master Portfolio; (ii) an analysis of advisory fees paid by the Master Portfolio compared to other similar funds; (iii) the scope of BGFA’s background and experience; and (iv) the quality of services provided by BGFA.

Proxy Voting Policies. The Trust has adopted as its proxy voting policies the proxy voting guidelines of BGFA, the investment adviser to the Master Portfolio. The Trust has delegated to BGFA the responsibility for voting proxies on the portfolio securities held by the Master Portfolio. Therefore, the remainder of this section discusses BGFA’s proxy voting guidelines.

BGFA votes (or refrains from voting) proxies for the Master Portfolio in a manner that BGFA, in the exercise of its independent business judgment, concludes is in the best economic interests of the Master Portfolio. In some cases, BGFA may determine that it is in the best interests of the Master Portfolio to refrain from exercising the Master Portfolio’s proxy voting rights (such as, for example, proxies on certain non-U.S. securities which might impose costly or time-consuming in-person voting requirements). BGFA will normally vote on specific proxy issues in accordance with its proxy voting guidelines. BGFA’s proxy voting guidelines provide detailed guidance as to how to vote proxies on certain important or commonly raised issues. BGFA may, in the exercise of its business judgment, conclude that the proxy voting guidelines do not cover the specific matter upon which a proxy vote is requested, or that an exception to the proxy voting guidelines would be in the best economic interests of the Master Portfolio. BGFA votes (or refrains from voting) proxies without regard to the relationship of the issuer of the proxy (or any shareholder of such issuer) to the Master Portfolio, the Master Portfolio’s affiliates (if any), BGFA or BGFA’s affiliates, or SEI or SEI’s affiliates. When voting proxies, BGFA attempts to ensure that companies follow practices that advance their economic value and allow the market to place a proper value on their assets. With respect to certain specific issues:

•	BGFA generally supports management in the election of directors and generally supports proposals that strengthen the independence of boards of directors;

•	BGFA generally does not support proposals on social issues that lack a demonstrable economic benefit to the issuer and the Master Portfolio investing in such issuer; and

•	BGFA generally votes against anti-takeover proposals and proposals which would create additional barriers or costs to corporate transactions.

BGFA maintains institutional policies and procedures which are designed to prevent any relationship between the issuer of the proxy (or any shareholder of the issuer) and the Master Portfolio, the Master Portfolio’s affiliates (if any), BGFA or BGFA’s affiliates, or SEI or SEI’s affiliates, from having any influence on BGFA’s proxy voting activity. In this way, BGFA seeks to prevent conflicts of interest that might influence BGFA’s independent business judgment on how to vote on specific proxy issues (or to refrain from voting). In certain instances, BGFA may determine to engage an independent fiduciary to vote proxies as a further safeguard to avoid the influence of a potential conflict of interest or as otherwise required by applicable law. Such independent fiduciary may either (i) vote such proxy, or (ii) provide BGFA with instructions as to how to vote such proxy. In the latter case, BGFA would vote the proxy in accordance with the independent fiduciary’s instructions.

Information with respect to how BGFA voted Fund proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available: (i) without charge, upon request, by calling 1-877-244-1544

Compensation. Trustees of the Trust are compensated annually by all the registrants in the Fund Complex for their services as indicated in the table below, and also are reimbursed for all out-of-pocket expenses relating to attendance at board meetings. The Trustees are compensated by the Trust and BGIF for their services as Trustees to the Trust and BGIF. Currently, the Trustees do not receive any retirement benefits or deferred compensation from the Fund Complex. As of the date of this Part B, the Trustees and Principal Officers of the Trust as a group beneficially owned less than 1% of the outstanding beneficial interest of the Trust.

Compensation Table

For the Calendar Year Ended December 31, 2004

Interested Trustee
Name and Position	Aggregate Compensation from the Trust	Total Compensation from Fund Complex
Lee Kranefuss Trustee	$0	$0

Independent Trustees

Name and Position	Aggregate Compensation from the Trust	Total Compensation from Fund Complex
Mary G. F. Bitterman Trustee	$13,000	$26,000
Jack S. Euphrat Trustee	$13,000	$26,000
W. Rodney Hughes Trustee	$13,000	$26,000
Richard K. Lyons Trustee	$13,000	$91,000
Leo Soong Trustee	$13,000	$26,000

ITEM 13. CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES.

As of December 31, 2004, the interestholders identified below were known by the Trust to own 5% or more of the outstanding voting interests of the Master Portfolio. Approximate percentages are indicated in the table below:

Name and Address of Interestholder	Percentage of Master Portfolio	Jurisdiction of Organization
BGIF Institutional Money Market Fund C/O Barclays Global Investors Funds 45 Fremont Street San Francisco, CA 94105	90%	Delaware

For purposes of the 1940 Act, any person who owns directly or through one or more controlled companies more than 25% of the voting securities of a company is presumed to “control” such company. Accordingly, to the extent that an interestholder identified in the foregoing table is identified as the beneficial holder of more than 25% of the Master Portfolio, or is identified as the holder of record of more than 25% of the Master Portfolio and has voting and/or investment powers, it may be presumed to control the Master Portfolio.

ITEM 14. INVESTMENT ADVISORY AND OTHER SERVICES.

The following information supplements and should be read in conjunction with Item 6 in Part A.

Investment Adviser. BGFA provides investment advisory services to the Master Portfolio pursuant to an Advisory Contract with MIP. As to the Master Portfolio, the Advisory Contract is subject to annual approval by (i) MIP’s Board of Trustees or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting interests of the Master Portfolio, provided that in either event the continuance also is approved by a majority of MIP’s Board of Trustees who are not “interested persons” (as defined in the 1940 Act) of MIP or BGFA, by vote cast in person at a meeting called for the purpose of voting on such approval. As to the Master Portfolio the Advisory Contract is terminable without penalty, on 60 days’ written notice, by either party. The Advisory Contract will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Advisory Fees. BGFA is entitled to receive monthly fees at the annual rate of 0.10% of the average daily net assets of the Master Portfolio as compensation for its advisory services. From time to time, BGFA may waive such fees in whole or in part. Any such waiver will reduce the expenses of the Master Portfolio and, accordingly, have a favorable impact on its performance. For the periods shown below, the Master Portfolio paid to BGFA the following advisory fees.

	Fiscal Year Ended 12/31/2002	Fiscal Year Ended 12/31/2003	Fiscal Year Ended 12/31/2004
Money Market Master Portfolio	$2,521,707	$4,247,387	$2,690,830

For the periods shown below, BGFA waived the following advisory fees with respect to the Master Portfolio

	Fiscal Year Ended 12/31/2002	Fiscal Year Ended 12/31/2003	Fiscal Year Ended 12/31/2004
Money Market Master Portfolio	$0	$0	$2,690,437

Administrator. BGI serves as the Master Portfolio’s administrator. BGI provides the Master Portfolio with administrative services, including general supervision of the Master Portfolio’s non-investment operations, coordination of the other services provided to the Master Portfolio, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to MIP’s Trustees and officers. BGI also furnishes office space and certain facilities to conduct the Master Portfolio’s business, and compensates MIP’s Trustees, officers and employees who are affiliated with BGI. In addition, except as outlined below under “Expenses,” BGI will be responsible for paying all expenses incurred by the Master Portfolio other than the advisory fees payable to BGFA.

BGI is not entitled to compensation for providing administration services to the Master Portfolio for so long as BGI is entitled to compensation for providing administration services to corresponding feeder funds that invest substantially all of their assets in the Master Portfolio, or BGI or an affiliate receives advisory fees from the Master Portfolio. BGI has contracted with Investors Bank & Trust Company (“IBT”) to provide certain sub-administration services for the Master Portfolio, and BGI pays IBT for those services and of the fees BGI receives for its services as administrator.

Placement Agent. SEI Investments Distribution Co. (“SEI”) is the placement agent for the Master Portfolio. SEI is a registered broker/dealer located at One Freedom Valley Drive, Oaks, Pennsylvania 19456. SEI does not receive compensation from the Master Portfolio for acting as placement agent.

Custodian. IBT is the Master Portfolio’s custodian. The principal business address of IBT is 200 Clarendon Street, Boston, Massachusetts 02116. IBT is not entitled to receive compensation for its custodial services so long as it is entitled to receive compensation for providing sub-administration services to the Master Portfolio.

Transfer and Dividend Disbursing Agent. IBT also acts as the Master Portfolio’s transfer and dividend disbursing agent. IBT is not entitled to receive compensation for providing such services to the Master Portfolio so long as it receives fees for providing similar services to the funds that invest substantially all of their assets in the Master Portfolio.

Legal Counsel. Morrison & Foerster LLP, 2000 Pennsylvania Avenue, N.W., Washington, D.C. 20006, serves as legal counsel to the Trust.

Expenses. Except for advisory fees, extraordinary expenses, brokerage and other expenses connected with the execution of portfolio transactions and certain other expenses which are borne by the Master Portfolio, BGI has agreed to bear all costs of the Master Portfolio’s and MIP’s operations. Expenses attributable only to the Master Portfolio shall be charged only against the assets of the Master Portfolio. General expenses of MIP shall be allocated among its portfolios in a manner proportionate to the net assets of each, on a transactional basis or on such other basis as the Board of Trustees deems equitable.

ITEM 15. BROKERAGE ALLOCATION AND OTHER PRACTICES.

General. BGFA assumes general supervision over placing orders on behalf of the Master Portfolio for the purchase or sale of portfolio securities. Allocation of brokerage transactions, including their frequency, is made in the best judgment of BGFA and in a manner deemed fair and reasonable to interestholders. In executing portfolio transactions and selecting brokers or dealers, BGFA seeks to obtain the best overall terms available for the Master Portfolio. In assessing the best overall terms available for any transaction, BGFA considers factors deemed relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The primary consideration is prompt execution of orders at the most favorable net price. The overall reasonableness of brokerage commissions paid is evaluated by BGFA based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Brokers also are selected because of their ability to handle special executions such as are involved in large block trades or broad distributions, provided the primary consideration is met. Purchases and sales of portfolio securities for the Master Portfolio usually are principal transactions. Portfolio securities ordinarily are purchased directly from the issuer or from an underwriter or market maker. The prices paid to the underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of securities from market makers may include the spread between the bid and asked price. Portfolio turnover may vary from year to year, as well as within a year.

The Master Portfolio’s purchase and sale orders for securities may be combined with those of other accounts that BGFA manages or advises, and for which it has brokerage placement authority, in the interest of seeking the most favorable overall new results. When BGFA determines that a particular security should be bought or sold for the Master Portfolio and other accounts managed by BGFA, it undertakes to allocate those transactions among the participants equitably. BGFA may deal, trade, and invest for its own account in the types of securities in which the Master Portfolio may invest. BGFA may from time to time execute trades on behalf of and for the account of the Master Portfolio with brokers or dealers that are affiliated with BGFA.

Portfolio Turnover. Because the portfolio of the Master Portfolio consists of securities with relatively short-term maturities, the Master Portfolio expects to experience high portfolio turnover. A high portfolio turnover rate should not adversely affect the Master Portfolio since portfolio transactions ordinarily will be made directly with principals on a net basis and, consequently, the Master Portfolio usually will not incur brokerage expenses or excessive transaction costs.

Securities of Regular Broker/Dealers. As of December 31, 2004, the Master Portfolio owned securities of its “regular brokers or dealers” (as defined in the 1940 Act), or their parents, as follows:

Money Market Master Portfolio	Regular Broker/Dealer or Parent	Amount
	Goldman Sachs Group Inc.	$100,000,000
	Merrill Lynch & Co. Inc.	$99,994,471
	Citigroup Global Markets Holdings Inc.	$99,801,944
	Morgan Stanley	$65,060,779
	Chase Manhattan Bank USA	$50,000,000

ITEM 16. CAPITAL STOCK AND OTHER SECURITIES.

Pursuant to MIP’s Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Master Portfolio. Interestholders in the Master Portfolio are entitled to participate pro rata in distributions and, generally, allocations of income, gain, loss, deduction and credit of the Master Portfolio. Under certain circumstances, allocations of tax items to interestholders will not be made pro rata in accordance with their interests in the Master Portfolio in order to comply with tax rules and regulations applicable to such allocations. Upon liquidation or dissolution of the Master Portfolio, interestholders are entitled to share pro rata in the Master Portfolio’s net assets available for distribution to its interestholders. Interests in the Master Portfolio have no preference, preemptive, conversion or similar rights and are fully paid and non-assessable, except as set forth below. Interests in the Master Portfolio may not be transferred. No certificates are issued.

Each interestholder is entitled to vote, with respect to matters affecting each of MIP’s portfolios, in proportion to the amount of its investment in MIP. Interestholders in MIP do not have cumulative voting rights, and interestholders holding more than 50% of the aggregate beneficial interest in MIP may elect all of the Trustees of MIP if they choose to do so and in such event the other interestholders in MIP would not be able to elect any Trustee. MIP is not required to hold annual meetings of interestholders but MIP may hold special meetings of interestholders when in the judgment of MIP’s Trustees it is necessary or desirable to submit matters for an interestholders vote.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting interests of an investment company, such as MIP, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding interests of the Master Portfolio affected by such matter. Rule 18f-2 further provides that the Master

Portfolio shall be deemed to be affected by a matter unless it is clear that the interests of the Master Portfolio in the matter are identical or that the matter does not affect any interest of the Master Portfolio. However, the Rule exempts the selection of independent accountants and the election of Trustees from the separate voting requirements of the Rule.

ITEM 17. PURCHASE, REDEMPTION AND PRICING OF INTERESTS.

The following information supplements and should be read in conjunction with Item 6 in Part A.

Purchase of Interests. Beneficial interests in the Master Portfolio are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act. Investments in the Master Portfolio may only be made by investment companies or certain other entities which are “accredited investors” within the meaning of Regulation D under the 1933 Act. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any “security” within the meaning of the 1933 Act.

Payment for interests of the Master Portfolio may, at the discretion of the investment adviser, be made in the form of securities that are permissible investments for the Master Portfolio and must meet the investment objective, policies and limitations of the Master Portfolio as described in the Part A. In connection with an in-kind securities payment, the Master Portfolio may require, among other things, that the securities (i) be valued on the day of purchase in accordance with the pricing methods used by the Master Portfolio; (ii) are accompanied by satisfactory assurance that the Master Portfolio will have good and marketable title to such securities received by it; (iii) are not subject to any restrictions upon resale by the Master Portfolio; (iv) be in proper form for transfer to the Master Portfolio; and (v) are accompanied by adequate information concerning the basis and other tax matters relating to the securities. All dividends, interest, subscription or other rights pertaining to such securities shall become the property of the Master Portfolio engaged in the in-kind purchase transaction and must be delivered to the Master Portfolio by the investor upon receipt from the issuer. Securities acquired through an in-kind purchase will be acquired for investment and not for immediate resale. Interests purchased in exchange for securities generally cannot be redeemed until the transfer has settled.

Suspension of Redemptions. The right of redemption of interests in the Master Portfolio may be suspended or the date of redemption payment postponed for more than seven days (a) during any period when the New York Stock Exchange is closed (including customary weekend and holiday closings), (b) when trading in the markets the Master Portfolio ordinarily utilizes is restricted (i.e., Federal Reserve Bank holidays), or when an emergency exists as determined by the SEC so that disposal of the Master Portfolio’s investments or determination of the value of its net assets is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Master Portfolio’s interestholders.

Valuation. In calculating the Master Portfolio’s net asset value, the Master Portfolio’s investments are valued primarily on the basis of amortized cost. Shares of investment companies, other than investment companies whose shares are traded on an exchange, are valued at the fund’s published net asset value per share.

The Master Portfolio uses the amortized cost method to determine the value of its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates on the market value of the security. While this method provides certainty in valuation, it may result in periods during which the value, as determined by amortized cost, is higher or lower than the price that the Master Portfolio would receive if the security were sold. During these periods the yield to a shareholder may differ somewhat from that which could be obtained from a similar Master Portfolio that uses a method of valuation based upon market prices. Thus, during periods of declining interest rates, if the use of the amortized cost method resulted in a lower value of the Master Portfolio’s portfolio on a particular day, a prospective investor in the Master Portfolio would be able to obtain a somewhat higher yield than would result from investment in the Master Portfolio using solely market values, and existing Master Portfolio interestholders would receive correspondingly less income. The converse would apply during periods of rising interest rates.

Rule 2a-7 provides that in order to value its portfolio using the amortized cost method, the Master Portfolio must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities (as defined in Rule 2a-7) of 397 days (13 months) or fewer and invest only in those high-quality securities that are determined by the Master Portfolio’s Board of Trustees to present minimal credit risks. The maturity of an instrument is generally deemed to be the period remaining until the date when the principal amount thereof is due or the date on which the instrument is to be redeemed. However, Rule 2a-7 provides that the maturity of an instrument may be deemed shorter in the case of certain instruments, including certain variable- and floating-rate instruments subject to demand features.

Fund Closings. The holidays on which the Fund is closed currently are: New Year’s Day, Martin Luther King, Jr.’s Birthday, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans’ Day, Thanksgiving Day and Christmas Day.

ITEM 18. TAXATION OF THE TRUST.

MIP is organized as a statutory trust under Delaware law. Under MIP’s current classification for federal income tax purposes, it is intended that the Master Portfolio will be treated as a non-publicly traded partnership for such purposes and, therefore, the Master Portfolio will not be subject to any federal income tax. However, each investor’s share (as determined in accordance with the governing instruments of MIP) of the Master Portfolio’s net income, gains and losses (as determined for federal income tax purposes) generally will be included in determining the investor’s federal income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and regulations promulgated thereunder.

The Master Portfolio’s taxable year-end is the last day of December. Although the Master Portfolio will not be subject to federal income tax, it will file appropriate federal income tax returns.

It is intended that the Master Portfolio’s assets, income and distributions will be managed in such a way that an entity electing and qualifying as a “regulated investment company” under the Internal Revenue Code can continue to so qualify by investing substantially all of its assets through the Master Portfolio, provided that the regulated investment company meets other requirements for such qualification not within the control of the Master Portfolio (e.g., distributing at least 90% of the regulated investment company’s “investment company taxable income” annually).

Withdrawals by investors from the Master Portfolio generally will not result in their recognizing any gain or loss for federal income tax purposes, except that (a) gain will be recognized to the extent that any cash distributed exceeds the basis of the investor’s interests in the Master Portfolio prior to the distribution, (b) income or gain will be recognized if the withdrawal is in liquidation of all of the investor’s interests in the Master Portfolio and includes a disproportionate share of any “unrealized receivables” or “substantially appreciated inventory,” as specially defined in the Internal Revenue Code, held by the Master Portfolio, and (c) loss, if realized, will be recognized if the distribution is in liquidation of all of such interests and consists solely of cash and/or unrealized receivables and/or substantially appreciated inventory. The basis of any investor’s interests in the Master Portfolio generally equals the amount of cash and the basis of any property that the investor invests in the Master Portfolio, increased by the investor’s share of income from the Master Portfolio and decreased, but not below zero, by the amount of any cash distributions, the basis of any property distributed from the Master Portfolio and tax losses allocated to the investor.

Amounts realized by the Master Portfolio on foreign securities may give rise to withholding and other taxes imposed by foreign countries, although these taxes may be reduced by applicable tax treaties. Investors should discuss with their tax advisors the deductibility or creditability of such taxes or their ability to pass-through such taxes to their own interest holders for foreign tax credit purposes.

Some of the Master Portfolio’s investments may include transactions that are subject to special tax rules. Gains or losses attributable to transactions in foreign currency may be treated as ordinary income or loss. Investment in certain financial instruments, such as options, futures contracts, forward contracts and original issue discount and market discount obligations, may require annual recognition of unrealized income and losses. The tax treatment of other investments may be unsettled, such as investments in notional principal contracts or similar instruments.

Accordingly, while the Master Portfolio intends to account for such transactions in a manner it deems to be appropriate, the Internal Revenue Service might not accept such treatment. If it did not, the special status under the Internal Revenue Code of a regulated investment company investing in the Master Portfolio might be jeopardized. The Master Portfolio intends to monitor developments in these areas. In addition, certain requirements that must be met under the Internal Revenue Code in order for a regulated investment company, which invests in the Master Portfolio, to maintain its status under the Internal Revenue Code may limit the extent to which the Master Portfolio will be able to engage in swap agreements. Transactions that are treated as “straddles” may affect the character and/or time of recognizing other gains and losses of the Master Portfolio. If the Master Portfolio enters into a transaction (such as a “short sale against the box”) that reduces the risk of loss on an appreciated financial position that it already holds, the entry into the transaction may constitute a constructive sale and require immediate recognition of gain.

The foregoing is not an exhaustive presentation of all tax issues relevant to an investment in the Master Portfolio. Accordingly, investors are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Master Portfolio.

ITEM 19. UNDERWRITERS.

The exclusive placement agent for MIP is SEI, which receives no compensation from the Master Portfolio for serving in this capacity. Registered broker/dealers and investment companies, insurance company separate accounts, common and commingled trust funds, group trust and similar organizations and entities which constitute accredited investors, as defined in the regulations adopted under the 1933 Act, may continuously invest in the Master Portfolio of MIP.

ITEM 20. CALCULATIONS OF PERFORMANCE DATA.

Not applicable.

ITEM 21. FINANCIAL STATEMENTS.

PricewaterhouseCoopers LLP (“PwC”), 333 Market Street, San Francisco, California 94105, serves as the independent auditors of the Trust. PwC provides audit and tax services, as well as assistance consultation with the review of certain SEC filings. The un-audited financial statements, including the schedule of investments, for the Master Portfolio for the semi-annual period ended June 30, 2004 are included in BGIF’s Money Market Semi-Annual Report (SEC File No. 811-07332) as filed with the SEC on September 9, 2004 and are hereby incorporated by reference. The un-audited financial statements for the Master Portfolio are attached to all Part Bs delivered to interestholders or prospective interestholders.

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APPENDIX

Description of certain ratings assigned by Standard & Poor’s Corporation (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Inc. (“Fitch”):

S&P Bond Ratings

“AAA”

Bonds rated “AAA” have the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

“AA”

Bonds rated “AA” have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

“A”

Bonds rated “A” have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.

“BBB”

Bonds rated “BBB” are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

S&P Commercial Paper Ratings

A-1 – Bonds rated A-1 are rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2 - Bonds rated A-2 are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

Moody’s Bond Ratings

“Aaa”

Bonds that are rated “Aaa” are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

A-1

“Aa”

Bonds that are rated “Aa” are judged to be of high quality by all standards. Together with the “Aaa” group they comprise what generally are known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in “Aaa” securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in “Aaa” securities.

“A”

Bonds that are rated “A” possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

“Baa”

Bonds that are rated “Baa” are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody’s Commercial Paper Ratings

The rating (“P-1”) Prime-1 is the highest commercial paper rating assigned by Moody’s. Issuers of “P-1” paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers (or relating supporting institutions) rated (“P-2”) Prime-2 have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Fitch Bond Ratings

The ratings represent Fitch’s assessment of the issuer’s ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer’s future financial strength and credit quality.

“AAA”

Bonds rated “AAA” are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

A-2

“AA”

Bonds rated “AA” are considered to be investment grade and of very high credit quality. The obligor’s ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated “AAA”. Because bonds rated in the “AAA” and “AA” categories are not significantly vulnerable to foreseeable future developments, short- term debt of these issuers is generally rated “F-1+”.

“A”

Bonds rated “A” are considered to be investment grade and of high credit quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

“BBB”

Bonds rated “BBB” are considered to be investment grade and of satisfactory credit quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

Fitch Short-Term Ratings

Fitch’s short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

Although the credit analysis is similar to Fitch’s bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer’s obligations in a timely manner.

“F-1+”

Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

“F-1”

Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated “F-1+.”

“F-2”

Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the “F-1+” and “F-1” categories.

A-3

MASTER INVESTMENT PORTFOLIO

PRIME MONEY MARKET MASTER PORTFOLIO

EXPLANATORY NOTE

General. Master Investment Portfolio (“MIP”) is an open-end, management investment company, organized (on October 20, 1993) as a statutory trust under the laws of the State of Delaware. MIP is a “series fund,” which is a mutual fund company that has been divided into separate portfolios. This is Part A for the Prime Money Market Master Portfolio (the “Master Portfolio”), a diversified portfolio of MIP. The Master Portfolio is treated as a separate entity on certain matters under the Investment Company Act of 1940 (the “1940 Act”) and for other purposes. A holder of beneficial interests (an “interestholder”) of one master portfolio of MIP is not deemed to be an interestholder of any other portfolio of MIP. As described below, on certain matters MIP interestholders vote together as a group; on other matters they vote separately by portfolio. MIP currently offers fourteen other portfolios pursuant to other offering documents. From time to time, other portfolios may be established and sold pursuant to other offering documents.

PART A

January 28, 2005

Responses to Items 1 through 3 have been omitted pursuant to paragraph B(2)(b) of the General Instructions to Form N-1A.

ITEM 4. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS.

INVESTMENT OBJECTIVE

The Prime Money Market Master Portfolio seeks to provide investors with a high level of income, while preserving capital and liquidity.

The Master Portfolio’s investment objective is non-fundamental which means it can be changed by MIP’s Board of Trustees without interestholder approval. The investment objective and investment policies of the Master Portfolio determine the securities in which it invests, the degree of risk to which it is subject and, ultimately, its performance. There can be no assurance that the Master Portfolio’s investment objective will be achieved.

Principal Investment Strategies

The Master Portfolio seeks to achieve its investment objective by investing in high quality, short term investments. These securities include certificates of deposit, high-quality debt obligations, such as corporate debt, certain obligations of U.S. banks, certain repurchase agreements and obligations of the U.S. Government, its agencies and instrumentalities (including government-sponsored enterprises).

Under normal circumstances, the Master Portfolio expects to invest at least 95% of its total assets in any combination of (i) short-term obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities (including government-sponsored enterprises); (ii) negotiable certificates of deposit (“CDs”), bankers’ acceptances, fixed time deposits and other obligations of domestic banks (including foreign branches) that have more than $1 billion in total assets at the time of investment and that are members of the Federal Reserve System or are examined by the Comptroller of the Currency or whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”); (iii) commercial paper rated at the date of purchase “Prime-1” by Moody’s or “A-1+” or “A-1” by S&P, or, if unrated, of comparable quality as determined by Barclays

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Global Investors Funds (“BGFA”); (iv) repurchase agreements; and (v) short-term, U.S. dollar-denominated obligations of foreign banks (including U.S. branches) that in the opinion of BGFA are of comparable quality to obligations of U.S. banks which may be purchased by the Master Portfolio, and other high quality debt obligations.

The Master Portfolio may invest up to 10% of the value of its assets in illiquid securities, including repurchase agreements providing for settlement in more than seven days.

RISK CONSIDERATIONS

The Master Portfolio’s investments are expected to present minimal risks because of their relatively short maturities and the high credit quality (financial strength) of the issuers. The Master Portfolio seeks to maintain a portfolio of investments that will permit interestholders to maintain a net asset value of $1.00 per share; however, there is no assurance that this will be achieved.

Pursuant to the 1940 Act, the Master Portfolio must comply with certain investment criteria designed to provide liquidity and reduce risk to allow the interestholders to maintain a stable net asset value of $1.00 per share. The Master Portfolio seeks to reduce risk by investing its assets in securities of various issuers. As such, the Master Portfolio is considered to be diversified for purposes of the 1940 Act.

The Master Portfolio emphasizes safety of principal and high credit quality. In particular, the internal investment policies of the Master Portfolio’s investment adviser, BGFA, have always prohibited the purchase by the Master Portfolio of many types of floating-rate instruments commonly referred to as derivatives that are considered to be potentially volatile. The Master Portfolio may only invest in floating-rate securities that bear interest at a rate that resets periodically, and that resets based on changes in standard money market rate indices such as U.S. Government Treasury bills, London Interbank Offered Rate, the prime rate, published commercial paper rates, federal funds rates, Public Securities Associates floaters or JJ Kenney index floaters.

The Master Portfolio’s dollar-weighted average portfolio maturity must not exceed 90 days. Under normal circumstances, the Master Portfolio expects to maintain a dollar-weighted average portfolio maturity of less than 60 days. Any security that the Master Portfolio purchases must have a remaining maturity of not more than 397 days (13 months). The 1940 Act provides that the maturity of an instrument may be deemed shorter in the case of certain instruments, including certain variable and floating rate instruments subject to demand features. In addition, any security that the Master Portfolio purchases must present minimal credit risks and be of “high quality.” “High quality” means to be rated in the top two rating categories by the requisite nationally recognized statistical rating organizations (“NRSROs”) or, if unrated, determined to be of comparable quality to such rated securities by BGFA under guidelines adopted by MIP’s Board of Trustees. The Master Portfolio may not achieve as high a level of current income as other mutual funds that do not limit their investment to the high credit quality instruments in which the Master Portfolio invests.

PORTFOLIO HOLDINGS INFORMATION

A description of the Master Portfolio’s policies and procedures with respect to disclosure of a Master Portfolio’s portfolio holdings is available in the Master Portfolio’s Part B of its registration statement.

See Item 11, “Description of the Master Portfolio and Its Investments and Risks,” in Part B for additional details.

ITEM 5. MANAGEMENT, ORGANIZATION AND CAPITAL STRUCTURE.

INVESTMENT ADVISER — BGFA serves as investment adviser to the Master Portfolio. BGFA is a direct subsidiary of Barclays Global Investors, N.A. (which, in turn, is an indirect subsidiary of Barclays Bank PLC) and is located at 45 Fremont Street, San Francisco, CA 94105. As of December 31, 2004, BGFA and its affiliates provided investment advisory services for over $1 trillion of assets under management.

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BGFA provides the Master Portfolio with investment guidance and policy direction in connection with daily portfolio management, subject to the supervision of MIP’s Board of Trustees and in conformity with Delaware law and the stated policies of the Master Portfolio. BGFA furnishes to MIP’s Board of Trustees periodic reports on the investment strategy and performance of the Master Portfolio.

BGFA is entitled to receive monthly fees at the annual rate of 0.10% of the average daily net assets of the Master Portfolio as compensation for its advisory services. From time to time, BGFA may waive such fees in whole or in part. Any such waiver will reduce the expenses of the Master Portfolio and, accordingly, have a favorable impact on its performance.

ITEM 6. INTERESTHOLDER INFORMATION.

PURCHASE, REDEMPTION AND PRICING OF INTERESTS

Beneficial interests in the Master Portfolio are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 (the “1933 Act”). Only investment companies or certain other entities that are “accredited investors” within the meaning of Regulation D under the 1933 Act may make investments in the Master Portfolio. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any “security” within the meaning of the 1933 Act. Some investment companies that hold beneficial interests in the Master Portfolio may be referred to herein as “feeder funds.”

Investments in the Master Portfolio are valued based on an interestholder’s proportionate ownership interest in the Master Portfolio’s aggregate net assets (“Net Assets”) (i.e., the value of its assets less liabilities) as next determined after an order is received in proper form. The value of the Master Portfolio’s Net Assets is determined as of 5:00 p.m. (Eastern time) (“Valuation Time”) on each day the New York Stock Exchange is open for business, with the exception of Columbus Day and Veterans Day (a “Business Day”). The Master Portfolio’s investments are valued each Business Day, typically by using the amortized cost method of valuation in accordance with procedures adopted by the MIP’s Board of Trustees. For further information regarding the methods employed in valuing the Master Portfolio’s investments, see Item 17, “Purchase, Redemption and Pricing of Interests” in Part B.

In calculating the Master Portfolio’s net asset value, the Master Portfolio’s investments are valued primarily on the basis of amortized cost.

Fund Closings. The holidays on which the Fund is closed currently are: New Year’s Day, Martin Luther King, Jr.’s Birthday, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans’ Day, Thanksgiving Day and Christmas Day.

An investor in the Master Portfolio may add to or reduce its investment in a Master Portfolio on any Business Day. At the Valuation Time on each Business Day, the value of each interestholder’s beneficial interest in the Master Portfolio is determined by multiplying the Master Portfolio’s Net Assets by the percentage, effective for that day, which represents that investor’s share of the aggregate beneficial interests in the Master Portfolio. Any additions to or redemptions of those interests, which are to be effected on that day, will then be effected. Each investor’s share of the aggregate beneficial interests in the Master Portfolio will then be recomputed using the percentage equal to the fraction (i) the numerator of which is the value of the investor’s cumulative investment in the Master Portfolio up to that day plus or minus, as the case may be, the amounts of net additions or redemptions from such investment effected on that day and (ii) the denominator of which is the Master Portfolio’s Net Assets as of the Valuation Time on that day plus or minus, as the case may be, the amount of the net additions to or redemptions from the aggregate investments in the Master Portfolio by all investors. The percentages so determined will then be applied to determine the value of each investor’s respective interest in the Master Portfolio as of the Valuation Time on the following Business Day.

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An investor in the Master Portfolio may redeem all or any portion of its interest on any Business Day at the net asset value next determined after a redemption request is received in proper form. The Master Portfolio will make payment for all interests redeemed within three business days after receipt of a redemption request in proper form, except as provided by applicable statutes, regulations or interpretations. Investments in the Master Portfolio may not be transferred.

The right of any investor to receive payment with respect to any redemption may be suspended or the payment of redemption proceeds postponed during any period in which the New York Stock Exchange is closed (including weekends or holidays) or when trading in the markets the Master Portfolio ordinarily utilizes is restricted, or, to the extent otherwise permitted by the 1940 Act, if an emergency exists. In addition, the Master Portfolio reserves the right to refuse any purchase of interests.

The Master Portfolio reserves the right to pay redemption proceeds in portfolio securities rather than cash. These “in kind” redemptions normally occur if the amount to be redeemed is large enough to affect the Master Portfolio’s operations (e.g., if it represents more than 1% of the Master Portfolio’s assets).

NET INVESTMENT INCOME AND CAPITAL GAIN ALLOCATIONS AND DISTRIBUTIONS

The net investment income of the Master Portfolio generally will be declared and paid as a distribution daily to all investors of record as of 5:00 p.m. (Eastern time) on any Business Day. The Master Portfolio’s net investment income for a Saturday, Sunday or Holiday will be accrued and allocated to investors of record as of 5:00 p.m. (Eastern time) on the previous Business Day. Allocations of the Master Portfolio’s net investment income will be distributed to an interestholder’s account on the interestholder’s payment date. Any capital gains realized by the Master Portfolio will be allocated on the date of accrual and distributed at least annually to an interestholder’s account on the interestholder’s payment date.

The Master Portfolio will allocate its investment income, expenses, and realized and unrealized gains and losses to its interestholders pro rata in accordance with their beneficial interests. Allocations of taxable income or loss may be made in a different manner in order to comply with federal income tax rules.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Because of the Master Portfolio’s investment objective and strategies, the Master Portfolio’s Board of Trustees has adopted a policy of not monitoring for frequent purchase and redemption (“frequent trading”) activity in the Master Portfolio that appears to attempt to take advantage of a potential arbitrage opportunity presented by a lag between a change in the value of the Master Portfolio’s portfolio securities after the close of the primary markets for those portfolio securities and the reflection of that change in the Master Portfolio’s net asset value (“market timing “), and the Master Portfolio’s Board of Trustees has not adopted a policy of monitoring for other frequent trading activity in the Master Portfolio.

TAXES

The Master Portfolio will be operated in a manner so as to qualify it as a non-publicly traded partnership for federal income tax purposes. Provided that the Master Portfolio so qualifies, it will not be subject to any federal income tax on its income and gain (if any). However, each investor’s distributive share of the Master Portfolio’s taxable income and losses generally will be included in determining the investor’s federal income tax liability. As a non-publicly traded partnership, the Master Portfolio will be deemed to have “passed through” to interestholders any of the Master Portfolio’s interest, dividends, gains or losses realized on its investments, regardless of whether the Master Portfolio makes any distributions. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), and regulations promulgated thereunder. The Master Portfolio will have no more than 100 investors.

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It is intended that the Master Portfolio’s assets, income and distributions will be managed in such a way that an entity electing and qualifying as a “regulated investment company” under the Code can continue to so qualify by investing substantially all of its assets through the Master Portfolio, provided that the regulated investment company meets other requirements for such qualification not within the control of the Master Portfolio (e.g., distributing at least 90% of the regulated investment company’s “investment company taxable income” annually).

Investor inquiries should be directed to Master Investment Portfolio, 45 Fremont Street, San Francisco, CA 94105.

ITEM 7. DISTRIBUTION ARRANGEMENTS.

MIP is registered as an open-end management investment company under the 1940 Act. MIP is a statutory trust under the laws of the State of Delaware. Investors in MIP are each liable for all obligations of MIP. However, the risk of an investor incurring financial loss on account of such liability is limited to circumstances in which both inadequate insurance exists and MIP is unable to meet its obligations.

The Board of Trustees has authorized MIP to issue multiple series. All consideration received by MIP for interests in one of the series and all assets in which such consideration is invested will belong to that series (subject only to the rights of creditors of MIP) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one series are treated separately from those of the other series. From time to time, MIP may create new series without shareholder approval.

The business and affairs of MIP are managed under the direction of its Board of Trustees. The office of MIP is located at 45 Fremont Street, San Francisco, CA 94105.

MASTER/FEEDER STRUCTURE

The Master Portfolio is a “master” fund in a “master/feeder” structure. A non-accredited investor may not directly purchase an interest in the Master Portfolio, but instead may purchase shares in a corresponding “feeder fund” that invests all of its assets in the Master Portfolio. Each feeder fund is an “accredited investor” as discussed in Item 4 above. Other accredited investors may also be permitted to invest in the Master Portfolio. Such other investors will invest in the Master Portfolio on the same terms and conditions as the feeder funds, although there may be different administrative and other expenses. Therefore, the feeder funds may have different returns than other investors of the Master Portfolio.

ITEM 8. FINANCIAL HIGHLIGHTS.

The response to Item 8 has been omitted pursuant to paragraph B(2)(b) of the General Instructions to Form N-1A.

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MASTER INVESTMENT PORTFOLIO

PRIME MONEY MARKET MASTER PORTFOLIO

PART B — STATEMENT OF ADDITIONAL INFORMATION

January 28, 2005

ITEM 9. COVER PAGE AND TABLE OF CONTENTS.

Master Investment Portfolio (“MIP” or the “Trust”) is an open-end management investment company. MIP is a “series fund,” which is a mutual fund company that has been divided into separate portfolios. This Part B is not a prospectus and should be read in conjunction with the Prime Money Market Master Portfolio’s Part A, also dated January 28, 2005. All terms used in this Part B that are defined in Part A have the meanings assigned in Part A. A copy of Part A may be obtained without charge by writing Master Investment Portfolio, c/o Investors Bank & Trust Co., Transfer Agent, P.O. Box 9130, Mail Code MFD23, Boston, Massachusetts 02117-9130, or by calling 1-888-204-3956. MIP’s Registration Statement may be examined at the office of the Securities and Exchange Commission (“SEC”) in Washington, D.C.

ITEM 10. TRUST HISTORY.

MIP is an open-end management investment company organized on October 20, 1993 as a statutory trust under the laws of the State of Delaware. MIP is a “series fund,” which is a mutual fund company that has been divided into separate portfolios. This is Part B for the Prime Money Market Master Portfolio (the “Master Portfolio”), a diversified portfolio of MIP. The Master Portfolio is treated as a separate entity on certain matters under the Investment Company Act of 1940 (the “1940 Act”), and for other purposes. A holder of beneficial interests (an “interestholder”) of the Master Portfolio is not deemed to be an interestholder of any other portfolio of MIP. As described below, on certain matters MIP interestholders vote together as a group; on other matters they vote separately by portfolio. MIP currently offers fourteen other portfolios pursuant to other offering documents. From time to time, other portfolios may be established and sold pursuant to other offering documents.

Beneficial interests in the Master Portfolio are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 (the “1933 Act”). Investments in the Master Portfolio may be made only by investment companies or certain other entities which are “accredited investors” within the meaning of Regulation D under the 1933 Act. Investment companies that hold beneficial interests in the Master Portfolio are sometimes referred to herein as “feeder funds.”

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ITEM 11. DESCRIPTION OF THE MASTER PORTFOLIO AND ITS INVESTMENTS AND RISKS.

The following information supplements and should be read in conjunction with Item 4 in Part A.

Investment Objective. The Master Portfolio’s investment objective is set forth in Item 4, “Investment Objectives, Principal Investment Strategies and Related Risks,” of Part A. The Master Portfolio’s investment objective is non-fundamental and can be changed by MIP’s Board of Trustees without interestholder approval. The investment objective and investment policies of the Master Portfolio determine the types of portfolio securities in which it invests, the degree of risk to which it is subject and, ultimately, its performance. There can be no assurance that the Master Portfolio’s investment objective will be achieved.

Investment Restrictions

Fundamental Investment Restrictions. The Master Portfolio has adopted investment restrictions as fundamental policies. These restrictions cannot be changed, as to the Master Portfolio, without approval by the holders of a majority (as defined in the 1940 Act) of the Master Portfolio’s outstanding voting interests. The Master Portfolio may not:

(1) Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Master Portfolio’s investments in that industry would equal or exceed 25% of the current value of the Master Portfolio’s total assets, provided that this restriction does not limit the Master Portfolio’s: (i) investments in securities of other investment companies, (ii) investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or (iii) investments in repurchase agreements collateralized by U.S. Government securities, and provided further that the Master Portfolio reserves the right to concentrate in the obligations of domestic banks (as such term is interpreted by the SEC or its staff);

(2) Purchase the securities of any single issuer if, as a result, with respect to 75% of the Master Portfolio’s total assets, more than 5% of the value of its total assets would be invested in the securities of such issuer or the Master Portfolio’s ownership would be more than 10% of the outstanding voting securities of such issuer, provided that this restriction does not limit the Master Portfolio’s cash or cash items, investments in securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities, or investments in securities of other investment companies;

(3) Borrow money or issue senior securities, except to the extent permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder;

(4) Make loans to other parties, except to the extent permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder. For the purposes of this limitation, entering into repurchase agreements, lending securities and acquiring any debt securities are not deemed to be the making of loans.

(5) Underwrite securities of other issuers, except to the extent that the purchase of permitted investments directly from the issuer thereof or from an underwriter for an issuer and the later disposition of such securities in accordance with the Master Portfolio’s investment program may be deemed to be an underwriting; and provided further, that the purchase by the Master Portfolio of securities issued by an open-end management investment company, or a series thereof, with substantially the same investment objective, policies and restrictions as the Master Portfolio shall not constitute an underwriting for purposes of this paragraph;

(6) Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Master Portfolio from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business);

(7) Purchase or sell commodities, provided that (i) currency will not be deemed to be a commodity for purposes of this restriction, (ii) this restriction does not limit the purchase or sale of futures contracts, forward

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contracts or options, and (iii) this restriction does not limit the purchase or sale of securities or other instruments backed by commodities or the purchase or sale of commodities acquired as a result of ownership of securities or other instruments.

With respect to paragraph 3, the 1940 Act currently allows the Master Portfolio to borrow up to one-third of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. With respect to paragraph 4, the 1940 Act and regulatory interpretations currently limit the percentage of the Master Portfolio’s securities that may be loaned to one-third of the value of its total assets.

Non-Fundamental Investment Restrictions. The Master Portfolio has adopted the following investment restrictions as non-fundamental policies. These restrictions may be changed without shareholder approval by vote of a majority of the Trustees of MIP at any time. The Master Portfolio is subject to the following investment restrictions, all of which are non-fundamental policies.

(1) The Master Portfolio may invest in shares of other open-end management investment companies, subject to the limitations of Section 12(d)(1) of the 1940 Act, including the rules, regulations and exemptive orders obtained thereunder; provided, however, that the Master Portfolio, if it has knowledge that its beneficial interests are purchased by another investment company investor pursuant to Section 12(d)(1)(G) of the 1940 Act, will not acquire any securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act. Other investment companies in which the Master Portfolio invests can be expected to charge fees for operating expenses, such as investment advisory and administration fees, that would be in addition to those charged by the Master Portfolio.

(2) The Master Portfolio may not invest more than 10% of its net assets in illiquid securities. For this purpose, illiquid securities include, among others, (i) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (ii) fixed time deposits that are subject to withdrawal penalties and that have maturities of more than seven days, and (iii) repurchase agreements not terminable within seven days.

(3) The Master Portfolio may lend securities from its portfolio to brokers, dealers and financial institutions, in amounts not to exceed (in the aggregate) one-third of the Master Portfolio’s total assets. Any such loans of portfolio securities will be fully collateralized based on values that are marked to market daily. The Master Portfolio will not enter into any portfolio security lending arrangement having a duration of longer than one year.

(4) The Master Portfolio may not purchase interests, leases, or limited partnership interests in oil, gas, or other mineral exploration or development programs.

(5) The Master Portfolio may not write, purchase or sell puts, calls, straddles, spreads, warrants, options or any combination thereof, except that the Master Portfolio may purchase securities with put rights in order to maintain liquidity.

(6) The Master Portfolio may not purchase securities on margin (except for short-term credits necessary for the clearance of transactions and except for margin payments in connection with options, futures and options on futures) or make short sales of securities.

(7) The Master Portfolio may not make investments for the purpose of exercising control or management; provided that the Master Portfolio may invest all its assets in a diversified, open-end management investment company, or a series thereof, with substantially the same investment objective, policies and restrictions as the Master Portfolio, without regard to the limitations set forth in this paragraph.

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Investments and Risks

General.

The assets of the Master Portfolio consist only of obligations maturing within 397 calendar days from the date of acquisition (as determined in accordance with the regulations of the SEC), and the dollar-weighted average maturity of the Master Portfolio may not exceed 90 days. Under normal circumstances, the Master Portfolio expects to maintain a dollar-weighted average portfolio maturity of less than 60 days. The securities in which the Master Portfolio may invest may not yield as high a level of current income as may be achieved from securities with less liquidity and less safety. There can be no assurance that the Master Portfolio’s investment objective will be realized as described in the Master Portfolio’s Prospectus.

Asset-Backed and Commercial Mortgage-Backed Securities.

The Master Portfolio may invest in asset-backed and commercial mortgaged-backed securities. Asset-backed securities are securities backed by installment contracts, credit-card receivables or other assets. Commercial mortgage-backed securities are securities backed by commercial real estate properties. Both asset-backed and commercial mortgage-backed securities represent interests in “pools” of assets in which payments of both interest and principal on the securities are made on a regular basis. The payments are, in effect, “passed through” to the holder of the securities (net of any fees paid to the issuer or guarantor of the securities). The average life of asset-backed and commercial mortgage-backed securities varies with the maturities of the underlying instruments and, as a result of prepayments, can often be less than the original maturity of the assets underlying the securities. For this and other reasons, an asset-backed and commercial mortgage-backed security’s stated maturity may be shortened, and the security’s total return may be difficult to predict precisely. The Master portfolio may invest in such securities up to the limits prescribed by Rule 2a-7 and other provisions of the 1940 Act.

Bank Obligations.

The Master Portfolio may invest in bank obligations, including certificates of deposit, time deposits, bankers’ acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic branches of foreign banks, domestic savings and loan associations and other banking institutions.

Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits that may be held by the Master Portfolio will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the FDIC.

Bankers’ acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating- or variable-interest rates.

Domestic commercial banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to have their deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”). Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. In addition, state banks whose certificates of deposit (“CDs”) may be purchased by the Master Portfolio are insured by the FDIC (although such insurance may not be of material benefit to the Master Portfolio, depending on the principal amount of the CDs of each bank held by the Master Portfolio) and are subject to federal examination and to a substantial body of federal law and regulation. As a result of federal or state laws and regulations, domestic branches of domestic banks whose CDs may be purchased by the Master Portfolio generally are required, among other things, to maintain specified levels of reserves, are limited in the amounts which they can loan to a single borrower and are subject to other regulations designed to promote financial soundness. However, not all of such laws and regulations apply to the foreign branches of domestic banks.

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Obligations of foreign branches of domestic banks, foreign subsidiaries of domestic banks and domestic and foreign branches of foreign banks, such as CDs and time deposits (“TDs”), may be general obligations of the parent banks in addition to the issuing branch, or may be limited by the terms of a specific obligation and/or governmental regulation. Such obligations are subject to different risks than are those of domestic banks. These risks include foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding and other taxes on amounts realized on the obligations. These foreign branches and subsidiaries are not necessarily subject to the same or similar regulatory requirements that apply to domestic banks, such as mandatory reserve requirements, loan limitations, and accounting, auditing and financial record keeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank or about a foreign bank than about a domestic bank.

Obligations of U.S. branches of foreign banks may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation or by federal or state regulation as well as governmental action in the country in which the foreign bank has its head office. A domestic branch of a foreign bank with assets in excess of $1 billion may be subject to reserve requirements imposed by the Federal Reserve System or by the state in which the branch is located if the branch is licensed in that state.

In addition, federal branches licensed by the Comptroller of the Currency and branches licensed by certain states (“State Branches”) may be required to: (1) pledge to the appropriate regulatory authority, by depositing assets with a designated bank within the relevant state, a certain percentage of their assets as fixed from time to time by such regulatory authority; and (2) maintain assets within the relevant state in an amount equal to a specified percentage of the aggregate amount of liabilities of the foreign bank payable at or through all of its agencies or branches within the state. The deposits of federal and State Branches generally must be insured by the FDIC if such branches take deposits of less than $100,000.

In view of the foregoing factors associated with the purchase of CDs and TDs issued by foreign branches of domestic banks, by foreign subsidiaries of domestic banks, by foreign branches of foreign banks or by domestic branches of foreign banks, BGFA carefully evaluates such investments on a case-by-case basis.

Commercial Paper and Short-Term Corporate Debt Instruments.

The Master Portfolio may invest in commercial paper (including variable amount master demand notes), which consists of short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and usually has a maturity at the time of issuance not exceeding nine months. Variable amount master demand notes are demand obligations that permit the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between the issuer and a commercial bank acting as agent for the payee of such notes whereby both parties have the right to vary the amount of the outstanding indebtedness on the notes. The investment adviser to the Master Portfolio monitors on an ongoing basis the ability of an issuer of a demand instrument to pay principal and interest on demand.

The Master Portfolio also may invest in non-convertible corporate debt securities (e.g., bonds and debentures) with not more than thirteen months remaining to maturity at the date of settlement. The Master Portfolio will invest only in such corporate bonds and debentures that are deemed appropriate by Barclays Global Fund Advisors (“BGFA”) in accordance with Rule 2a-7 under the 1940 Act. Subsequent to its purchase by the Master Portfolio, an issue of securities may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Master Portfolio. The investment adviser to the Master Portfolio will consider such an event in determining whether the Master Portfolio should continue to hold the obligation. To the extent the Master Portfolio continues to hold such obligations, it may be subject to additional risk of default.

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Floating- and Variable-Rate Obligations.

The Master Portfolio may purchase floating- and variable-rate obligations. The Master Portfolio may purchase floating- and variable-rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of thirteen months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding thirteen months. Variable rate demand notes include master demand notes that are obligations that permit the Master Portfolio to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Master Portfolio, as lender, and the borrower. The interest rates on these notes fluctuate from time to time. The issuer of such obligations ordinarily has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days’ notice to the holders of such obligations. The interest rate on a floating-rate demand obligation is based on a known lending rate, such as a bank’s prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable-rate demand obligation is adjusted automatically at specified intervals. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks.

These obligations are direct lending arrangements between the lender and borrower. There may not be an established secondary market for these obligations, although they are redeemable at face value. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Master Portfolio’s right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies and the Master Portfolio may invest in obligations that are not so rated only if BGFA determines that at the time of investment the obligations are of comparable quality to the other obligations in which the Master Portfolio may invest. BGFA considers on an ongoing basis the creditworthiness of the issuers of the floating- and variable-rate demand obligations in the Master Portfolio’s portfolio.

Foreign Obligations.

The Master Portfolio may invest in certain securities of non-U.S. issuers. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. issuers. These include differences in accounting, auditing and financial reporting standards, the possibility of expropriation or potentially confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investments in foreign countries, potential restrictions of the flow of international capital, and transaction costs of foreign currency conversions. Foreign issuers may be subject to less governmental regulation than U.S. issuers. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy with respect to growth of gross domestic product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payment positions.

Obligations of Foreign Governments, Supranational Entities and Banks. The Master Portfolio may invest in U.S. dollar-denominated short-term obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by BGFA to be of comparable quality to the other obligations in which the Master Portfolio may invest. The Master Portfolio may also invest in debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank. The percentage of the Master Portfolio’s assets invested in obligations of foreign governments and supranational entities will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.

Forward Commitments, When-Issued Purchases and Delayed-Delivery Transactions.

The Master Portfolio may purchase or sell securities on a when-issued or delayed-delivery basis and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. Securities

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purchased or sold on a when-issued, delayed-delivery or forward commitment basis involve a risk of loss if the value of the security to be purchased declines, or the value of the security to be sold increases, before the settlement date. Although the Master Portfolio will generally purchase securities with the intention of acquiring them, the Master Portfolio may dispose of securities purchased on a when-issued, delayed-delivery or a forward commitment basis before settlement when deemed appropriate by the adviser.

Funding Agreements.

The Master Portfolio may invest in short-term funding agreements. A funding agreement is a contract between an issuer and a purchaser that obligates the issuer to pay a guaranteed rate of interest on a principal sum deposited by the purchaser. Funding agreements will also guarantee the return of principal and may guarantee a stream of payments over time. A funding agreement has a fixed maturity and may have either a fixed, variable or floating interest rate that is based on an index and guaranteed for a fixed time period. The Master Portfolio will purchase short-term funding agreements only from banks and insurance companies that, at the time of purchase, are rated in one of the three highest rating categories.

The secondary market, if any, for these funding agreements is limited; thus, such investments purchased by the Master Portfolio may be treated as illiquid. If a funding agreement is determined to be illiquid it will be valued at its fair market value as determined by procedures approved by the Board of Trustees. Valuation of illiquid indebtedness involves a greater degree of judgment in determining the value of the Master Portfolio’s assets than if the value were based on available market quotations.

Illiquid Securities.

The Master Portfolio may invest in securities as to which a liquid trading market does not exist, provided such investments are consistent with its investment objective. Such securities may include securities that are not readily marketable, such as privately issued securities and other securities that are subject to legal or contractual restrictions on resale, floating- and variable-rate demand obligations as to which the Master Portfolio cannot exercise a demand feature on not more than seven days’ notice and as to which there is no secondary market and repurchase agreements providing for settlement more than seven days after notice.

Investment Company Securities.

The Master Portfolio may invest in shares of other open-end investment companies including investment companies that are affiliated with the Master Portfolio and its adviser, BGFA, that invest exclusively in high-quality short-term securities to the extent permitted under the 1940 Act. The Master Portfolio may also purchase shares of exchange listed closed-end funds, to the extent permitted under the 1940 Act. As a general matter, under the 1940 Act, investment in such securities is limited to: (i) 3% of the outstanding voting stock of any one investment company, (ii) 5% of a Master Portfolio’s total assets with respect to any one investment company and (iii) 10% of a Master Portfolio’s total assets with respect to all such companies in the aggregate.

Letters of Credit.

Certain of the debt obligations (including municipal securities, certificates of participation, commercial paper and other short-term obligations) which the Master Portfolio may purchase may be backed by an unconditional and irrevocable letter of credit of a bank, savings and loan association or insurance company which assumes the obligation for payment of principal and interest in the event of default by the issuer. Only banks, savings and loan associations and insurance companies that, in the opinion of BGFA are of comparable quality to issuers of other permitted investments of the Master Portfolio may be used for letter of credit-backed investments.

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Loan Participation Agreements.

The Master Portfolio may purchase interests in loan participations that typically represent direct participation in a loan to a corporate borrower, and generally are offered by an intermediary bank or other financial institution or lending syndicate. Under these loan participation arrangements, the Master Portfolio will have the right to receive payments of principal, interest and any fees to which it is entitled from the bank selling the loan participation upon receipt by the bank of the payments from the borrower. The borrower in the underlying loan will be deemed to be the issuer of the participation interest except to the extent the Master Portfolio derives its rights from the intermediary bank that sold the loan participation. Such loans must be to issuers in whose obligations the Master Portfolio may invest. Any participation purchased by the Master Portfolio must be sold by an intermediary bank in the United States.

Because the bank issuing the loan participation does not guarantee the participation in any way, the participation is subject to the credit risks associated with the underlying corporate borrower. In addition, it may be necessary, under the terms of the loan participation, for the Master Portfolio to assert its rights against the underlying corporate borrower, in the event that the underlying corporate borrower should fail to pay principal and interest when due. Thus, the Master Portfolio could be subject to delays, expenses, and risks which are greater than those that would have been involved if the Master Portfolio had purchased a direct obligation of the borrower. Moreover, under the terms of the loan participation, the Master Portfolio may be regarded as a creditor of the issuing bank (rather than of the underlying corporate borrower), so that the Master Portfolio also may be subject to the risk that the issuing bank may become insolvent. Further, in the event of the bankruptcy or insolvency of the corporate borrower, the loan participation might be subject to certain defenses that can be asserted by the borrower as a result of improper conduct by the issuing bank.

The secondary market, if any, for these loan participation interests is limited; thus, such participations purchased by the Master Portfolio may be treated as illiquid. If a loan participation is determined to be illiquid it will be valued at its fair market value as determined by procedures approved by the Board of Trustees. Valuation of illiquid indebtedness involves a greater degree of judgment in determining the value of the Master Portfolio’s assets than if the value were based on available market quotations.

Loans of Portfolio Securities.

Pursuant to guidelines approved by MIP’s Board of Trustees, the Master Portfolio may lend its portfolio securities to brokers, dealers and financial institutions, provided: (1) the loan is secured continuously by collateral consisting of cash, securities of the U.S. Government, its agencies or instrumentalities, or an irrevocable letter of credit issued by a bank organized under the laws of the United States, organized under the laws of a state, or a foreign bank that has filed an agreement with the Federal Reserve Board to comply with the same rules and regulations applicable to U.S. banks in securities credit transactions, and such collateral being maintained on a daily marked-to-market basis in an amount at least equal to the current market value of the securities loaned plus any accrued interest or dividends; (2) the Master Portfolio may at any time call the loan and obtain the return of the securities loaned upon sufficient prior notification; (3) the Master Portfolio will receive any interest or dividends paid on the loaned securities; and (4) the aggregate market value of securities loaned will not at any time exceed the limits established by the 1940 Act. In determining whether or not to lend a security to a particular broker, dealer or financial institution, BGFA considers all relevant facts and circumstances, including the size, creditworthiness and reputation of the broker, dealer, or financial institution.

The Master Portfolio will earn income for lending its securities because cash collateral pursuant to these loans will be invested subject to the investment objectives, principal investment strategies and policies of the Master Portfolio. In connection with lending securities, the Master Portfolio may pay reasonable finders, administrative and custodial fees. Loans of securities involve a risk that the borrower may fail to return the securities or may fail to provide additional collateral. In either case, the Master Portfolio could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. Although voting rights, or rights to consent, attendant to securities on loan pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by the Master Portfolio if a material event affecting the investment is to occur. The Master Portfolio may pay a portion of the interest or fees earned from securities lending to a borrower or securities lending agent.

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Barclays Global Investors, N.A. (“BGI”), acts as Securities Lending Agent for the Master Portfolio, subject to the overall supervision of the BGFA. Pursuant to an exemptive order granted by the SEC, BGI is entitled to receive a portion of the revenues generated by securities lending activities as compensation for its services in this regard. The Master Portfolio has also obtained permission from the SEC (via exemptive order) to lend portfolio securities to certain affiliated borrowers, subject to a number of conditions. The Master Portfolio does not currently intend to lend its portfolio securities.

Mortgage Pass-Through Securities.

The Master Portfolio may invest in mortgage pass-through securities which are a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. Government-sponsored enterprises: the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) or Federal Home Loan Mortgage Corporation (“FHLMC”). In the basic mortgage pass-through structure, mortgages with similar issuer, term and coupon characteristics are collected and aggregated into a “pool” consisting of multiple mortgage loans. The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as pass-through securities. The holder of the security is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans.

Municipal Securities.

The Master Portfolio may invest in municipal securities. Municipal securities are generally issued by states and local governments and their agencies, authorities and other instrumentalities. Municipal bonds are subject to interest rate, credit and market risk. The ability of a municipal security issuer to make payments on that security could be affected by litigation, legislation or other political events or the bankruptcy of the issuer. Lower rated municipal bonds are subject to greater credit and market risk than higher quality municipal bonds. Municipal securities in which the master Portfolio may invest include, but are not limited to, municipal lease obligations and securities issued by entities whose underlying assets are municipal bonds.

The Master Portfolio will invest in ‘high-quality’ long-term municipal bonds, municipal notes and short-term commercial paper, with remaining maturities not exceeding 397 calendar days.

Participation Interests.

The Master Portfolio may invest in participation interests in any type of security in which the Master Portfolio may invest. A participation interest gives the Master Portfolio an undivided interest in the underlying securities in the proportion that the Master Portfolio’s participation interest bears to the total principal amount of the underlying securities.

Repurchase Agreements.

The Master Portfolio may engage in a repurchase agreement with respect to any security in which it is authorized to invest, including government securities and mortgage-related securities, regardless of their remaining maturities and requires that additional securities be deposited with the custodian if the value of the securities purchased should decrease below resale price. The Master Portfolio may enter into repurchase agreements wherein the seller of a security to the Master Portfolio agrees to repurchase that security from the Master Portfolio at a mutually agreed-upon time and price that involves the acquisition by the Master Portfolio of an underlying debt instrument, subject to the seller’s obligation to repurchase, and the Master Portfolio’s obligation to resell, the instrument at a fixed price usually not more than one week after its purchase. Securities acquired as collateral by the Master Portfolio under a repurchase agreement will be held in a segregated account at a bank. BGFA monitors on an ongoing basis the value of the collateral to assure that it always equals or exceeds the repurchase price. Certain costs may be incurred by the Master Portfolio in connection with the sale of the underlying securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to

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the seller of the securities, disposition of the securities by the Master Portfolio may be delayed or limited. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility of a decline in the market value of the underlying securities, as well as delay and costs to the Master Portfolio in connection with insolvency proceedings), it is the policy of the Master Portfolio to limit repurchase agreements to selected creditworthy securities dealers or domestic banks or other recognized financial institutions. The Master Portfolio considers on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements. Repurchase agreements are considered to be loans by the Master Portfolio under the 1940 Act

Restricted Securities.

Restricted securities are subject to legal restrictions on their sale. Difficulty in selling restricted securities may result in a loss or be costly to the Master Portfolio. Restricted securities generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the 1933 Act, or in a registered public offering. Where registration is required, the restricted security’s holder may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time the holder decides to seek registration and the time the holder may be permitted to sell a security under an effective registration statement. If, during that period, adverse market conditions were to develop, the holder might obtain a less favorable price than prevailed when it decided to seek registration of the security.

Unrated Investments.

The Master Portfolio may purchase instruments that are not rated if, in the opinion of BGFA, such obligations are of investment quality comparable to other rated investments that are permitted for purchase by the Master Portfolio, if they are purchased in accordance with the Master Portfolio’s procedures adopted by the Trust’s Board of Trustees in accordance with Rule 2a-7 under the 1940 Act. Such procedures require approval or ratification by the Trustees of the purchase of unrated securities. After purchase by the Master Portfolio, a security may cease to be rated or its rating may be reduced below the minimum required for purchase by the Master Portfolio. Neither event will require an immediate sale of such security by the Master Portfolio provided that, when a security ceases to be rated, BGFA determines that such security presents minimal credit risks and, provided further that, when a security rating is downgraded below the eligible quality for investment or no longer presents minimal credit risks, BGFA finds that the sale of such security would not be in the Master Portfolio’s interestholder’s best interests.

To the extent the ratings given by a nationally recognized statistical ratings organization (“NRSRO”) may change as a result of changes in such organizations or their rating systems, the Master Portfolio will attempt to use comparable ratings as standards for investments in accordance with the investment policies contained in the Part A and in this Part B. The ratings of NRSROs are more fully described in the Part B Appendix.

To the extent that the Master Portfolio (or a feeder fund that invests in the Master Portfolio) seeks to be rated by an independent rating agency, the Master Portfolio will only invest in unrated securities in accordance with the procedures of the independent rating agency.

U.S. Government Obligations.

The Master Portfolio may invest in various types of U.S. Government obligations. A U.S. Government Obligation is a type of Bond. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. Payment of principal and interest on U.S. Government obligations (i) may be backed by the full faith and credit of the United States (as with U.S. Treasury obligations and Government National Mortgage Association (i.e. GNMA) certificates) or (ii) may be backed solely by the issuing or guaranteeing agency or instrumentality itself (as with Federal National Mortgage Association (i.e. FNMA) notes). In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities where it is not obligated to do so. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

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Portfolio Holdings Information

The Master Portfolio’s Board of Trustees has adopted a policy regarding the disclosure of the Master Portfolio’s portfolio holdings that requires that such information be disclosed in a manner that (a) is consistent with applicable legal requirements and in the best interests of the Master Portfolio’s interestholders; (b) does not put the interests of the Master Portfolio’s investment adviser (“BGFA” or the “Investment Adviser”), the Master Portfolio’s distributor (the “Distributor”), or any affiliated person of the Master Portfolio, the Investment Adviser or the Distributor, above those of Master Portfolio interestholders; (c) does not advantage any current or prospective Master Portfolio interestholders over any other current or prospective Master Portfolio interestholders; and (d) does not provide selective access to portfolio holdings information except pursuant to the following procedures and to the extent appropriate confidentiality arrangements limiting the use of such information are in effect.

Daily access to information concerning the Master Portfolio’s portfolio holdings is permitted (i) to certain personnel of those service providers that are involved in portfolio management and providing administrative, operational, risk management, or other support to portfolio management, including affiliated broker-dealers, and (ii) to other personnel of the Investment Adviser and other service providers, such as the Master Portfolio’s administrator, custodian and fund accountant, who deal directly with, or assist in, functions related to investment management, administration, custody, and fund accounting, as may be necessary to conduct business in the ordinary course in a manner consistent with agreements with the Master Portfolio and the terms of the Master Portfolio’s current registration statement.

From time to time, information concerning the Master Portfolio’s portfolio holdings may also be provided to other entities that provide additional services to the Master Portfolio, including, among others, rating or ranking organizations, in the ordinary course of business, no earlier than the close of trading on the same business day as the date of the information.

In addition, the Master Portfolio will provide portfolio holdings information to the sponsors, administrators or other service providers for feeder funds as may be necessary to (i) conduct business in the ordinary course in a manner consistent with agreements with the feeder funds and the terms of the Master Portfolio’s current registration statement, or (ii) satisfy legal requirements applicable to the feeder funds. The Master Portfolio may also provide portfolio holdings information to the sponsors, administrators or other service providers for a potential feeder fund to the extent necessary for such entities to evaluate a potential investment in the relevant Master Portfolio, subject to appropriate confidentiality arrangements limiting the use of such information to that purpose.

The Master Portfolio will disclose its complete portfolio holdings schedule in public filings with the SEC on a quarterly basis, based on the Master Portfolio’s fiscal year, within 60 days of the end of the quarter, and will provide that information to shareholders, as required by federal securities laws and regulations thereunder. The Master Portfolio, however, may voluntarily disclose all or part of its portfolio holdings in advance of required filings with the SEC, provided that such information is made generally available to all interestholders and other interested parties in a manner that is consistent with the above policy for disclosure of portfolio holdings information. Such information may be made available through a website available to intermediaries and institutional investors or other means that make the information available to all likely interested parties in a contemporaneous manner.

The Master Portfolio’s Chief Compliance Officer may authorize disclosure of portfolio holdings information pursuant to the above policy and procedures.

The Master Portfolio’s Board of Trustees reviews the policy and the procedures for disclosure of portfolio holdings information at least annually.

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ITEM 12. MANAGEMENT OF THE TRUST.

The following information supplements and should be read in conjunction with the Part A section entitled “Management, Organization and Capital Structure.” The Board of Trustees is responsible for the overall management and operations of the Master Portfolio. Each Trustee serves until he or she resigns, retires, or his or her successor is elected and qualified. Each Officer serves until his or her successor is chosen and qualified. The Trustees and Principal Officers of the Trust, together with information as to their principal business occupations during the last five years and current directorships, are shown below. The address of each, unless otherwise indicated, is 45 Fremont Street, San Francisco, California 94105.

Interested Trustees & Officers

Name, Address and Year of Birth	Position(s), Length of Service	Principal Occupation During Past Five Years	Number of Portfolios Overseen in Fund Complex**	Other Public Company and Investment Company Directorships
Lee T. Kranefuss,* 1961	Trustee since November 16, 2001, President and Chief Executive Officer since May 15, 2002	Chief Executive Officer of Intermediary Investor Business of Barclays Global Investors, N.A. (“BGI”).	124	Trustee of Barclays Global Investors Fund (“BGIF”); Trustee of iShares Trust; Director of iShares Inc.

Michael A. Latham, 1965	Secretary, Treasurer and Chief Financial Officer since April 1, 2003	Chief Operating Officer of the Intermediary Investor Business of BGI (since 2004); Director of Mutual Fund Delivery of the Intermediary Investor Business of BGI (2000-2004); Head of Operations, BGI Europe (1997-2000)	N/A	None

*	Lee T. Kranefuss is deemed to be an “interested person” of the Trust because he serves as Chief Executive Officer of the Intermediary Investor Business of BGI, the administrator of the Master Portfolio and the parent company of BGFA, the investment adviser of the Master Portfolio.
**	The Trust, BGIF, iShares Trust and iShares, Inc. are all members of the same “Fund Complex” and “Family of Investment Companies” as defined in Form N-1A under the 1940 Act.

Independent Trustees

Name, Address and Year of Birth	Position(s), Length of Service	Principal Occupation During Past Five Years	Number of Portfolios Overseen in Fund Complex**	Other Public Company and Investment Company Directorships
Mary G. F. Bitterman, 1944	Trustee since November 16, 2001	President, Osher Lifelong Learning Institutes, The Bernard Osher Foundation; President and Chief Executive Officer of The James Irvine Foundation (non-profit foundation) from 2002-2003; President and Chief Executive Officer of KQED, Inc. (public television and radio) from 1993-2002.	27	Trustee of BGIF; Director, Bank of Hawaii

Jack S. Euphrat, 1922	Trustee since October 20, 1993	Private Investor	27	Trustee of BGIF

**	The Trust, BGIF, iShares Trust and iShares, Inc. are all members of the same “Fund Complex” and “Family of Investment Companies” as defined in Form N-1A under the 1940 Act.

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Name, Address and Year of Birth	Position(s), Length of Service	Principal Occupation During Past Five Years	Number of Portfolios Overseen in Fund Complex*	Other Public Company and Investment Company Directorships
Richard K. Lyons, 1961	Trustee since November 16, 2001	Acting Dean and Professor, University of California, Berkeley: Haas School of Business; Member, Council of Foreign Relations	124	Director (Chairman) of Matthews Asian Funds (oversees 6 portfolios); Trustee of BGIF; Trustee of iShares Trust; Director of iShares Inc.

Leo Soong, 1946	Trustee since February 9, 2000	President of Trinity Products LLC (beverages); Managing Director of CG Roxane LLC (water company); Co-Founder of Crystal Geyser Water Co. (President through 1999).	27	Trustee of BGIF; Vice Chairman of the California Pacific Medical Center; Director of California State Automobile Association; and Director of the American Automobile Association

*	The Trust, BGIF, iShares Trust and iShares, Inc. are all members of the same “Fund Complex” and “Family of Investment Companies” as defined in Form N-1A under the 1940 Act.

Committees. There are two standing committees of the Board of Trustees – the Nominating Committee and the Audit Committee. The members of the Nominating Committee and the Audit Committee include each Trustee that is not an “interested person” of the Trust (as such term is defined in the 1940 Act) (“Independent Trustee”). The Nominating Committee is responsible for recommending to the Board persons to be nominated for election as Trustees by the interestholders or for appointment as Trustees by the sitting Trustees, when permissible. Pursuant to the rules under the 1940 Act, only Independent Trustees may select and nominate other Independent Trustees for MIP. Jack S. Euphrat serves as Chairman of the Nominating Committee. The Nominating Committee will not consider nominees recommended by interestholders. During the fiscal year ended December 31, 2004, the Nominating Committee did not hold any meetings.

The Audit Committee operates pursuant to a separate charter and is responsible for, among other things, overseeing the Master Portfolio’s accounting and financial reporting practices, reviewing the results of the annual audits of the Master Portfolio’s financial statements and interacting with the Master Portfolio’s independent auditors on behalf of the full Board. Leo Soong serves as Chairman of the Audit Committee. During the fiscal year ended December 31, 2004, the Audit Committee held four meetings.

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Beneficial Equity Ownership Information. As of December 31, 2004, Trustees and Officers of the Trust, as a group, beneficially owned less than 1% of the outstanding shares of the Trust. The table below shows for each Trustee, the amount of interests in the Master Portfolio beneficially owned by the Trustee, and the aggregate value of all investments in equity securities within the same family of investment companies, stated as one of the following ranges: 0 = $0; A = $1-$10,000; B = $10,001-$50,000; C = $50,001-$100,000; and D = over $100,000.

Beneficial Equity Ownership in Master

Portfolios and Family of Investment Companies (as of December 31, 2004)

Interested Trustee	Dollar Range of Securities in Master Portfolio	Aggregate Dollar Range of Securities in the Family of Investment Companies
Lee T. Kranefuss	0	D

Independent Trustees	Dollar Range of Securities in Master Portfolio	Aggregate Dollar Range of Securities in the Family of Investment Companies

Mary G. F. Bitterman	0	0
Jack S. Euphrat*	0	0
W. Rodney Hughes	0	0
Richard K. Lyons	0	D
Leo Soong	0	0

*	Served as Trustee through December 31, 2004

Ownership of Securities of Certain Entities. As of December 31, 2004, the Independent Trustees and their immediate family members did not own any securities of the investment adviser, the placement agent or any entity controlling, controlled by, or under common control with the investment adviser or the placement agent, unless noted above.

Approval of Investment Advisory Contract. Under Section 15(c) of the Investment Company Act of 1940, the Board is required to approve the Master Portfolio’s investment advisory contract with BGFA (the “Advisory Contract”) annually. The Board is provided with quantitative and qualitative information to assist the Board in evaluating the terms of the Advisory Contract. This information includes comparative fee information, profitability information, performance data, a description of the investment philosophy, experience and senior management of the investment adviser, as well as a description of the quality of services provided by the investment adviser.

Before approving the Advisory Contract, the Board reviewed a detailed profitability analysis of BGFA based on the fees payable under the Advisory Contract as well as any other servicing relationships between the Master Portfolio and BGFA or its affiliates. The Board analyzed the Master Portfolio’s contractual fees, including the investment advisory fee, as well as administration and Rule 12b-1 distribution fees, if any.

The Board also reviewed statistical information regarding the performance and expenses of the Master Portfolio. Prior to reviewing the statistical information, the Board was provided with a detailed description of the methodology used to prepare this information. In addition to the performance information for the Master Portfolio, the Board reviewed a comparison of Master Portfolio’s performance information to other funds in a peer group. The Board then reviewed a comparison of the Master Portfolio’s advisory fee, other fees and total expense ratio to other funds in the peer group.

During its review, the Board considered the advisory fees paid by the Master Portfolio as well as the total fees paid to BGFA and its affiliates for advisory and other services provided to the Master Portfolio. The Board also periodically reviews information pertaining to the fee structure for the Master Portfolio and considers whether alternative fee structures (i.e., breakpoint fee structures or performance-based fees) would be more appropriate or reasonable taking into consideration any economies of scale or other efficiencies that accrue from increases in the Master Portfolio’s asset levels.

In addition, the Board analyzed BGFA’s background and services that it provides to the Master Portfolio. For example, the Board reviewed and discussed the investment philosophy and experience of BGFA. The Board also considered the background and experience of the senior management of BGFA and the level of attention given to the

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Master Portfolio by senior investment personnel of BGFA. In addition to the above considerations, the Board also analyzed BGFA’s indexing strategies, research capabilities, means for executing portfolio transactions and scope of investment services.

Based on the above analysis, the Board determined that the Advisory Contract, including the fee level, was fair and reasonable in light of all relevant circumstances. This determination was based on the following factors as discussed above: (i) level of profits realized by BGFA from its advisory arrangement with the Master Portfolio; (ii) an analysis of advisory fees paid by the Master Portfolio compared to other similar funds; (iii) the scope of BGFA’s background and experience; and (iv) the quality of services provided by BGFA.

Compensation. Trustees of the Trust are compensated annually by all the registrants in the Fund Complex for their services as indicated in the table below, and also are reimbursed for all out-of-pocket expenses relating to attendance at board meetings. The Trustees are compensated by the Trust and BGIF for their services as Trustees to the Trust and BGIF. Currently, the Trustees do not receive any retirement benefits or deferred compensation from the Fund Complex. As of the date of this Part B, the Trustees and Principal Officers of the Trust as a group beneficially owned less than 1% of the outstanding beneficial interest of the Trust.

Compensation Table

For the Calendar Year Ended December 31, 2004

Interested Trustee

Name and Position	Aggregate Compensation from the Trust	Total Compensation from Fund Complex
Lee Kranefuss Trustee	$0	$0

Independent Trustees

Name and Position	Aggregate Compensation from the Trust	Total Compensation from Fund Complex
Mary G. F. Bitterman Trustee	$13,000	$26,000
Jack S. Euphrat Trustee	$13,000	$26,000
W. Rodney Hughes* Trustee	$13,000	$26,000
Richard K. Lyons Trustee	$13,000	$91,000
Leo Soong Trustee	$13,000	$26,000

*	Served as Trustee through December 31, 2004

Proxy Voting Policies. The Trust has adopted as its proxy voting policies the proxy voting guidelines of BGFA, the investment adviser to the Master Portfolio. The Trust has delegated to BGFA the responsibility for voting proxies on the portfolio securities held by the Master Portfolio. Therefore, the remainder of this section discusses BGFA’s proxy voting guidelines.

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BGFA votes (or refrains from voting) proxies for the Master Portfolio in a manner that BGFA, in the exercise of its independent business judgment, concludes is in the best economic interests of the Master Portfolio. In some cases, BGFA may determine that it is in the best interests of the Master Portfolio to refrain from exercising the Master Portfolio’s proxy voting rights (such as, for example, proxies on certain non-U.S. securities which might impose costly or time-consuming in-person voting requirements). BGFA will normally vote on specific proxy issues in accordance with its proxy voting guidelines. BGFA’s proxy voting guidelines provide detailed guidance as to how to vote proxies on certain important or commonly raised issues. BGFA may, in the exercise of its business judgment, conclude that the proxy voting guidelines do not cover the specific matter upon which a proxy vote is requested, or that an exception to the proxy voting guidelines would be in the best economic interests of the Master Portfolio. BGFA votes (or refrains from voting) proxies without regard to the relationship of the issuer of the proxy (or any shareholder of such issuer) to the Master Portfolio, the Master Portfolio’s affiliates (if any), BGFA or BGFA’s affiliates, or SEI or SEI’s affiliates. When voting proxies, BGFA attempts to ensure that companies follow practices that advance their economic value and allow the market to place a proper value on their assets. With respect to certain specific issues:

•	BGFA generally supports management in the election of directors and generally supports proposals that strengthen the independence of boards of directors;

•	BGFA generally does not support proposals on social issues that lack a demonstrable economic benefit to the issuer and the Master Portfolio investing in such issuer; and

•	BGFA generally votes against anti-takeover proposals and proposals which would create additional barriers or costs to corporate transactions.

BGFA maintains institutional policies and procedures which are designed to prevent any relationship between the issuer of the proxy (or any shareholder of the issuer) and the Master Portfolio, the Master Portfolio’s affiliates (if any), BGFA or BGFA’s affiliates, or SEI or SEI’s affiliates, from having any influence on BGFA’s proxy voting activity. In this way, BGFA seeks to prevent conflicts of interest that might influence BGFA’s independent business judgment on how to vote on specific proxy issues (or to refrain from voting). In certain instances, BGFA may determine to engage an independent fiduciary to vote proxies as a further safeguard to avoid the influence of a potential conflict of interest or as otherwise required by applicable law. Such independent fiduciary may either (i) vote such proxy, or (ii) provide BGFA with instructions as to how to vote such proxy. In the latter case, BGFA would vote the proxy in accordance with the independent fiduciary’s instructions.

Information with respect to how BGFA voted Fund proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available: (i) without charge, upon request, by calling 1-877-244-1544

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ITEM 13. CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES.

As of December 31, 2004, the interestholders identified below were known by the Trust to own 5% or more of the outstanding voting interests of the Master Portfolio. Approximate percentages are indicated in the following table:

Name and Address of Interestholder	Percentage of Master Portfolio	Jurisdiction of Organization
BGIF Prime Money Market Fund C/O Barclays Global Investors Funds 45 Fremont Street San Francisco, CA 94105	92%	Delaware

BGI Cayman Prime Money Market Fund C/O Barclays Global Investors Funds 45 Fremont Street San Francisco, CA 94105	8%	Cayman Islands

For purposes of the 1940 Act, any person who owns directly or through one or more controlled companies more than 25% of the voting securities of a company is presumed to “control” such company. Accordingly, to the extent that an interestholder identified in the foregoing table is identified as the beneficial holder of more than 25% of the Master Portfolio, or is identified as the holder or record of more than 25% of the Master Portfolio and has voting and/or investment powers, it may be presumed to control the Master Portfolio.

ITEM 14. INVESTMENT ADVISORY AND OTHER SERVICES.

The following information supplements and should be read in conjunction with Item 5 in Part A.

Investment Adviser. BGFA provides investment advisory services to the Master Portfolio pursuant to an Advisory Contract with MIP. As to the Master Portfolio, the Advisory Contract is subject to annual approval by (i) MIP’s Board of Trustees or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting interests of the Master Portfolio, provided that in either event the continuance also is approved by a majority of MIP’s Board of Trustees who are not “interested persons” (as defined in the 1940 Act) of MIP or BGFA, by vote cast in person at a meeting called for the purpose of voting on such approval. As to the Master Portfolio, the Advisory Contract is terminable without penalty, on 60 days’ written notice, by either party. The Advisory Contract will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Advisory Fees. BGFA is entitled to receive monthly fees at the annual rate of 0.10% of the average daily net assets of the Master Portfolio as compensation for its advisory services. From time to time, BGFA may waive such fees in whole or in part. Any such waiver will reduce the expenses of the Master Portfolio and, accordingly, have a favorable impact on its performance. For the periods shown below, the Master Portfolio paid to BGFA the following advisory fees:

	Fiscal Year Ended 12/31/2003	Fiscal Year Ended 12/31/2004
Prime Money Market Master Portfolio	$552,683	$1,814,732

For the periods shown below, BGFA waived the following advisory fees with respect to the Master Portfolio

	Fiscal Year Ended 12/31/2003	Fiscal Year Ended 12/31/2004
Prime Money Market Master Portfolio	$1,199,673	$4,069,202

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Administrator. BGI serves as the Master Portfolio’s administrator. BGI provides the Master Portfolio with administrative services, including general supervision of the Master Portfolio’s non-investment operations, coordination of the other services provided to the Master Portfolio, compilation of information for reports to the SEC and the state securities commissions, preparation of proxy statements and shareholder reports, and general supervision of data compilation in connection with preparing periodic reports to MIP’s Trustees and officers. BGI also furnishes office space and certain facilities to conduct the Master Portfolio’s business, and compensates MIP’s Trustees, officers and employees who are affiliated with BGI. In addition, except as outlined below under “Expenses,” BGI will be responsible for paying all expenses incurred by the Master Portfolio other than the advisory fees payable to BGFA.

BGI is not entitled to compensation for providing administration services to the Master Portfolio for so long as BGI is entitled to compensation for providing administration services to corresponding feeder funds that invest substantially all of their assets in the Master Portfolio, or BGI or an affiliate receives advisory fees from the Master Portfolio. BGI has contracted with Investors Bank & Trust Company (“IBT”) to provide certain sub-administration services for the Master Portfolio, and BGI pays IBT for those services and of the fees BGI receives for its services as administrator.

Placement Agent. SEI Investments Distribution Co. (“SEI”) is the placement agent for the Master Portfolio. SEI is a registered broker/dealer located at One Freedom Valley Drive, Oaks, Pennsylvania 19456. SEI does not receive compensation from the Master Portfolio for acting as placement agent.

Custodian. IBT is the Master Portfolio’s custodian. The principal business address of IBT is 200 Clarendon Street, Boston, Massachusetts 02116. IBT is not entitled to receive compensation for its custodial services so long as it is entitled to receive compensation for providing sub-administration services to the Master Portfolio.

Transfer and Dividend Disbursing Agent. IBT also acts as the Master Portfolio’s transfer and dividend disbursing agent. IBT is not entitled to receive compensation for providing such services to the Master Portfolio so long as it receives fees for providing similar services to the funds that invest substantially all of their assets in the Master Portfolio.

Legal Counsel. Morrison & Foerster LLP, 2000 Pennsylvania Avenue, N.W., Washington, D.C. 20006, serves as legal counsel to the Trust.

Expenses. Except for advisory fees, extraordinary expenses, brokerage and other expenses connected with the execution of portfolio transactions and certain other expenses which are borne by the Master Portfolio, BGI has agreed to bear all costs of the Master Portfolio’s and MIP’s operations. Expenses attributable only to the Master Portfolio shall be charged only against the assets of the Master Portfolio. General expenses of MIP shall be allocated among its portfolios in a manner proportionate to the net assets of each, on a transactional basis or on such other basis as the Board of Trustees deems equitable.

ITEM 15. BROKERAGE ALLOCATION AND OTHER PRACTICES.

General. BGFA assumes general supervision over placing orders on behalf of the Master Portfolio for the purchase or sale of portfolio securities. Allocation of brokerage transactions, including their frequency, is made in the best judgment of BGFA and in a manner deemed fair and reasonable to interestholders. In executing portfolio transactions and selecting brokers or dealers, BGFA seeks to obtain the best overall terms available for the Master Portfolio. In assessing the best overall terms available for any transaction, BGFA considers factors deemed relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, both for the specific transaction and on a continuing basis. The primary consideration is prompt execution of orders at the most favorable net price. The overall reasonableness of brokerage commissions paid is evaluated by BGFA based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Brokers also are selected because of their ability to handle special executions such as are involved in large block trades or broad distributions, provided the primary consideration is met. Purchases and sales of portfolio securities for the Master Portfolio usually are principal transactions. Portfolio securities ordinarily are purchased directly from the

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issuer or from an underwriter or market maker. The prices paid to the underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of securities from market makers may include the spread between the bid and asked price. Portfolio turnover may vary from year to year, as well as within a year.

The Master Portfolio’s purchase and sale orders for securities may be combined with those of other accounts that BGFA manages or advises, and for which it has brokerage placement authority, in the interest of seeking the most favorable overall new results. When BGFA determines that a particular security should be bought or sold for the Master Portfolio and other accounts managed by BGFA, it undertakes to allocate those transactions among the participants equitably. BGFA may deal, trade, and invest for its own account in the types of securities in which the Master Portfolio may invest. BGFA may, from time to time, execute trades on behalf of and for the account of the Master Portfolio with brokers or dealers that are affiliated with BGFA.

Portfolio Turnover. Because the portfolio of the Master Portfolio consists of securities with relatively short-term maturities, the Master Portfolio expects to experience high portfolio turnover. A high portfolio turnover rate should not adversely affect the Master Portfolio since portfolio transactions ordinarily will be made directly with principals on a net basis and, consequently, the Master Portfolio usually will not incur brokerage expenses or excessive transaction costs.

Securities of Regular Broker/Dealers. As of December 31, 2004, the Master Portfolio owned securities of its “regular brokers or dealers” (as defined in the 1940 Act), or their parents, as follows:

Prime Money Market Master Portfolio	Regular Broker/Dealer or Parent	Amount
	Goldman Sachs Group Inc.	$350,000,000
	Citigroup Global Markets Holdings Inc.	$299,616,667
	Merrill Lynch & Co. Inc.	$111,027,151
	Credit Suisse First Boston	$100,000,000
	Canadian Imperial Bank of Commerce	$99,968,455
	Morgan Stanley	$75,069,714

ITEM 16. CAPITAL STOCK AND OTHER SECURITIES.

Pursuant to MIP’s Declaration of Trust, the Trustees are authorized to issue beneficial interests in the Master Portfolio. Interestholders in the Master Portfolio are entitled to participate pro rata in distributions and, generally, allocations of income, gain, loss, deduction and credit of the Master Portfolio. Under certain circumstances, allocations of tax items to interestholders will not be made pro rata in accordance with their interests in the Master Portfolio in order to comply with tax rules and regulations applicable to such allocations. Upon liquidation or dissolution of the Master Portfolio, interestholders are entitled to share pro rata in the Master Portfolio’s net assets available for distribution to its interestholders. Interests in the Master Portfolio have no preference, preemptive, conversion or similar rights and are fully paid and non-assessable, except as set forth below. Interests in the Master Portfolio may not be transferred. No certificates are issued.

Each interestholder is entitled to vote, with respect to matters affecting each of MIP’s portfolios, in proportion to the amount of its investment in MIP. Interestholders in MIP do not have cumulative voting rights, and interestholders holding more than 50% of the aggregate beneficial interest in MIP may elect all of the Trustees of MIP if they choose to do so and in such event the other interestholders in MIP would not be able to elect any Trustee. MIP is not required to hold annual meetings of interestholders but MIP may hold special meetings of interestholders when in the judgment of MIP’s Trustees it is necessary or desirable to submit matters for an interestholder vote.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting interests of an investment company, such as MIP, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding interests of the Master Portfolio affected by such matter. Rule 18f-2 further provides that the Master

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Portfolio shall be deemed to be affected by a matter unless it is clear that the interests of the Master Portfolio in the matter are identical or that the matter does not affect any interest of the Master Portfolio. However, the Rule exempts the selection of independent accountants and the election of Trustees from the separate voting requirements of the Rule.

ITEM 17. PURCHASE, REDEMPTION AND PRICING OF INTERESTS.

The following information supplements and should be read in conjunction with Item 6 in Part A.

Purchase of Interests. Beneficial interests in the Master Portfolio are issued solely in private placement transactions which do not involve any “public offering” within the meaning of Section 4(2) of the 1933 Act. Investments in the Master Portfolio may only be made by investment companies or certain other entities which are “accredited investors” within the meaning of Regulation D under the 1933 Act. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any “security” within the meaning of the 1933 Act.

Payment for interests of the Master Portfolio may, at the discretion of the investment adviser, be made in the form of securities that are permissible investments for the Master Portfolio and must meet the investment objective, policies and limitations of the Master Portfolio as described in the Part A. In connection with an in-kind securities payment, the Master Portfolio may require, among other things, that the securities (i) be valued on the day of purchase in accordance with the pricing methods used by the Master Portfolio; (ii) are accompanied by satisfactory assurance that the Master Portfolio will have good and marketable title to such securities received by it; (iii) are not subject to any restrictions upon resale by the Master Portfolio; (iv) be in proper form for transfer to the Master Portfolio; and (v) are accompanied by adequate information concerning the basis and other tax matters relating to the securities. All dividends, interest, subscription or other rights pertaining to such securities shall become the property of the Master Portfolio engaged in the in-kind purchase transaction and must be delivered to the Master Portfolio by the investor upon receipt from the issuer. Securities acquired through an in-kind purchase will be acquired for investment and not for immediate resale. Interests purchased in exchange for securities generally cannot be redeemed until the transfer has settled.

Suspension of Redemptions. The right of redemption of interests in the Master Portfolio may be suspended or the date of redemption payment postponed for more than seven days (a) during any period when the New York Stock Exchange is closed (including customary weekend and holiday closings), (b) when trading in the markets the Master Portfolio ordinarily utilizes is restricted (i.e., Federal Reserve Bank holidays), or when an emergency exists as determined by the SEC so that disposal of the Master Portfolio’s investments or determination of the value of its net assets is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Master Portfolio’s interestholders.

Valuation. In calculating the Master Portfolio’s net asset value, the Master Portfolio’s investments are valued primarily on the basis of amortized cost. Shares of investment companies, other than investment companies whose shares are traded on an exchange, are valued at the fund’s published net asset value per share.] The Master Portfolio uses the amortized cost method to determine the value of its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates on the market value of the security. While this method provides certainty in valuation, it may result in periods during which the value, as determined by amortized cost, is higher or lower than the price that the Master Portfolio would receive if the security were sold. During these periods the yield to a shareholder may differ somewhat from that which could be obtained from a similar Master Portfolio that uses a method of valuation based upon market prices. Thus, during periods of declining interest rates, if the use of the amortized cost method resulted in a lower value of the Master Portfolio’s portfolio on a particular day, a prospective investor in the Master Portfolio would be able to obtain a somewhat higher yield than would result from investment in the Master Portfolio using solely market values, and existing Master Portfolio interestholders would receive correspondingly less income. The converse would apply during periods of rising interest rates.

Rule 2a-7 provides that in order to value its portfolio using the amortized cost method, the Master Portfolio must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase securities having remaining maturities (as defined in Rule 2a-7) of 397 days (13 months) or fewer and invest only in those high-quality securities

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that are determined by the Master Portfolio’s Board of Trustees to present minimal credit risks. The maturity of an instrument is generally deemed to be the period remaining until the date when the principal amount thereof is due or the date on which the instrument is to be redeemed. However, Rule 2a-7 provides that the maturity of an instrument may be deemed shorter in the case of certain instruments, including certain variable- and floating-rate instruments subject to demand features.

Fund Closings. The holidays on which the Fund is closed currently are: New Year’s Day, Martin Luther King, Jr.’s Birthday, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans’ Day, Thanksgiving Day and Christmas Day.

ITEM 18. TAXATION OF THE TRUST.

MIP is organized as a statutory trust under Delaware law. Under MIP’s current classification for federal income tax purposes, it is intended that the Master Portfolio will be treated as a non-publicly traded partnership for such purposes and, therefore, the Master Portfolio will not be subject to any federal income tax. However, each investor’s share (as determined in accordance with the governing instruments of MIP) of the Master Portfolio’s net income, gains and losses (as determined for federal income tax purposes) generally will be included in determining the investor’s federal income tax liability. The determination of such share will be made in accordance with the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and regulations promulgated thereunder.

The Master Portfolio’s taxable year-end is the last day of December. Although the Master Portfolio will not be subject to federal income tax, it will file appropriate federal income tax returns.

It is intended that the Master Portfolio’s assets, income and distributions will be managed in such a way that an entity electing and qualifying as a “regulated investment company” under the Internal Revenue Code can continue to so qualify by investing substantially all of its assets through the Master Portfolio, provided that the regulated investment company meets other requirements for such qualification not within the control of the Master Portfolio (e.g., distributing at least 90% of the regulated investment company’s “investment company taxable income” annually).

Withdrawals by investors from the Master Portfolio generally will not result in their recognizing any gain or loss for federal income tax purposes, except that (a) gain will be recognized to the extent that any cash distributed exceeds the basis of the investor’s interests in the Master Portfolio prior to the distribution, (b) income or gain will be recognized if the withdrawal is in liquidation of all of the investor’s interests in the Master Portfolio and includes a disproportionate share of any “unrealized receivables” or “substantially appreciated inventory,” as specially defined in the Internal Revenue Code, held by the Master Portfolio, and (c) loss, if realized, will be recognized if the distribution is in liquidation of all of such interests and consists solely of cash and/or unrealized receivables and/or substantially appreciated inventory. The basis of any investor’s interests in the Master Portfolio generally equals the amount of cash and the basis of any property that the investor invests in the Master Portfolio, increased by the investor’s share of income from the Master Portfolio and decreased, but not below zero, by the amount of any cash distributions, the basis of any property distributed from the Master Portfolio and tax losses allocated to the investor.

Amounts realized by the Master Portfolio on foreign securities may give rise to withholding and other taxes imposed by foreign countries, although these taxes may be reduced by applicable tax treaties. Investors should discuss with their tax advisors the deductibility or creditability of such taxes or their ability to pass-through such taxes to their own interest holders for foreign tax credit purposes.

Some of the Master Portfolio’s investments may include transactions that are subject to special tax rules. Gains or losses attributable to transactions in foreign currency may be treated as ordinary income or loss. Investment in certain financial instruments, such as options, futures contracts, forward contracts and original issue discount and market discount obligations, may require annual recognition of unrealized income and losses. The tax treatment of other investments may be unsettled, such as investments in notional principal contracts or similar instruments. Accordingly, while the Master Portfolio intends to account for such transactions in a manner it deems to be appropriate, the Internal Revenue Service might not accept such treatment. If it did not, the special status under the

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Internal Revenue Code of a regulated investment company investing in the Master Portfolio might be jeopardized. The Master Portfolio intends to monitor developments in these areas. In addition, certain requirements that must be met under the Internal Revenue Code in order for a regulated investment company, which invests in the Master Portfolio, to maintain its status under the Internal Revenue Code may limit the extent to which the Master Portfolio will be able to engage in swap agreements. Transactions that are treated as “straddles” may affect the character and/or time of recognizing other gains and losses of the Master Portfolio. If the Master Portfolio enters into a transaction (such as a “short sale against the box”) that reduces the risk of loss on an appreciated financial position that it already holds, the entry into the transaction may constitute a constructive sale and require immediate recognition of gain.

The foregoing is not an exhaustive presentation of all tax issues relevant to an investment in the Master Portfolio. Accordingly, investors are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Master Portfolio.

ITEM 19. UNDERWRITERS.

The exclusive placement agent for MIP is SEI, which receives no compensation from the Master Portfolio for serving in this capacity. Registered broker/dealers and investment companies, insurance company separate accounts, common and commingled trust funds, group trust and similar organizations and entities which constitute accredited investors, as defined in the regulations adopted under the 1933 Act, may continuously invest in the Master Portfolio of MIP.

ITEM 20. CALCULATIONS OF PERFORMANCE DATA.

Not applicable.

ITEM 21. FINANCIAL STATEMENTS.

PricewaterhouseCoopers LLP (“PwC”), 333 Market Street, San Francisco, California 94105, currently serves as the independent auditors of the Trust. PwC provides audit and tax services, as well as assistance consultation with the review of certain SEC filings. The un-audited financial statements, including the schedule of investments report for the Master Portfolio for the semi-annual period ended June 30, 2004 are included in BGIF’s Prime Money Market Semi-Annual Report (SEC File No. 811-07332) as filed with the SEC on September 9, 2004 and are hereby incorporated by reference. The un-audited financial statements for the Master Portfolio are attached to all Part Bs delivered to interestholders or prospective interestholders.

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APPENDIX

Description of certain ratings assigned by Standard & Poor’s Corporation (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Inc. (“Fitch”):

S&P Bond Ratings

“AAA”

Bonds rated “AAA” have the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

“AA”

Bonds rated “AA” have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

“A”

Bonds rated “A” have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.

“BBB”

Bonds rated “BBB” are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

S&P Commercial Paper Ratings

A-1 – Bonds rated A-1 are rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2 - Bonds rated A-2 are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

Moody’s Bond Ratings

“Aaa”

Bonds that are rated “Aaa” are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge.” Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

“Aa”

Bonds that are rated “Aa” are judged to be of high quality by all standards. Together with the “Aaa” group they comprise what generally are known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in “Aaa” securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in “Aaa” securities.

“A”

Bonds that are rated “A” possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

“Baa”

Bonds that are rated “Baa” are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody’s Commercial Paper Ratings

The rating (“P-1”) Prime-1 is the highest commercial paper rating assigned by Moody’s. Issuers of “P-1” paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers (or relating supporting institutions) rated (“P-2”) Prime-2 have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Fitch Bond Ratings

The ratings represent Fitch’s assessment of the issuer’s ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer’s future financial strength and credit quality.

“AAA”

Bonds rated “AAA” are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

“AA”

Bonds rated “AA” are considered to be investment grade and of very high credit quality. The obligor’s ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated “AAA”. Because bonds rated in the “AAA” and “AA” categories are not significantly vulnerable to foreseeable future developments, short- term debt of these issuers is generally rated “F-1+”.

“A”

Bonds rated “A” are considered to be investment grade and of high credit quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

“BBB”

Bonds rated “BBB” are considered to be investment grade and of satisfactory credit quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have an adverse impact on these bonds and, therefore, impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

Fitch Short-Term Ratings

Fitch’s short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

Although the credit analysis is similar to Fitch’s bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer’s obligations in a timely manner.

“F-1+”

Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

“F-1”

Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated “F-1+.”

“F-2”

Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the “F-1+” and “F-1” categories.

MASTER INVESTMENT PORTFOLIO

File No. 811-8162

PART C

OTHER INFORMATION

Item 23. Exhibits.

Exhibit	Description
(a)(1)	Amended and Restated Declaration of Trust, incorporated by reference to the Registration Statement on Form N-1A, filed November 15, 1993, and August 31, 1998.

(a)(2)	Certificate of Trust, incorporated by reference to the Registration Statement on Form N-1A, filed November 15, 1993, and August 31, 1998.

(a)(3)	Amendment to the Amended and Restated Agreement and Declaration of Trust, incorporated by reference to the Registration Statement on Form N-1A, filed August 31, 1998.

(a)(4)	Certificate of Amendment to the Certificate of Trust, incorporated by reference to the Registration Statement on Form N-1A, filed September 9, 1998.

(b)	By-Laws, incorporated by reference to the Registration Statement on Form N-1A filed November 15, 1993.

(c)	Not Applicable.

(d)(1)	Investment Advisory Contract by and among Barclays Global Fund Advisors (“BGFA”) and Master Investment Portfolio (“MIP”) on behalf of the LifePath Retirement, LifePath 2010, LifePath 2020, LifePath 2030 and LifePath 2040 Master Portfolios, incorporated by reference to Amendment No. 14, filed April 30, 2001.

(d)(2)	Investment Advisory Contract by and among BGFA and MIP on behalf of the Bond Index Master Portfolio, incorporated by reference to Amendment No. 3 to the Registration Statement, filed January 5, 1996.

(d)(3)	Investment Advisory Contract by and among BGFA and MIP on behalf of the S&P 500 Index Master Portfolio, incorporated by reference to Amendment No. 3 to the Registration Statement, filed January 5, 1996.

(d)(4)	Investment Advisory Contract by and among BGFA and MIP on behalf of the Money Market Master Portfolio, incorporated by reference to Amendment No. 9 to the Registration Statement, filed February 22, 1999.

(d)(5)	Investment Advisory Contract by and among BGFA and MIP on behalf of the International Index Master Portfolio, incorporated by reference to Amendment No. 11 to the Registration Statement, filed September 29, 1999.

(d)(6)	Investment Advisory Contract by and among BGFA and MIP on behalf of the Russell 2000 Index Master Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

Exhibit	Description
(d)(7)	Investment Advisory Contract by and among BGFA and MIP on behalf of the Prime Money Market Master Portfolio, incorporated by reference to Amendment No. 20 to the Registration Statement, filed April 30, 2003.

(d)(8)	Form of Investment Advisory Contract by and among BGFA and MIP on behalf of the Active Stock Master Portfolio and CoreAlpha Bond Master Portfolio, incorporated by reference to Amendment 22, filed January 16, 2004.

(d)(9)	Investment Advisory Contract by and among BGFA and MIP on behalf of the Government Money Market Master Portfolio and the Treasury Money Market Master Portfolio filed herewith.

(e)	Not Applicable.

(f)	Not Applicable.

(g)	Custody Agreement with Investors Bank & Trust Co. on behalf of each Master Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(h)(1)	Administration Agreement with Barclays Global Investors, N.A. (“BGI”) on behalf of each Master Portfolio, incorporated by reference to Amendment No. 20 to the Registration Statement, filed April 30, 2003.

(h)(2)	Sub-Administration Agreement with Investors Bank & Trust and Barclays Global Investors, N.A. on behalf of each Master Portfolio, incorporated by reference to Amendment No. 9 to the Registration Statement, filed February 22, 1999.

(h)(3)	Third Party Feeder Fund Agreement by and among Strong Equity Funds, Inc., Strong Funds Distributors, Inc. and Master Investment Portfolio, incorporated by reference to Amendment No. 7 to the Registration Statement, filed August 31, 1998.

(h)(4)	Third Party Feeder Fund Agreement by and among Hewitt Series Funds, Hewitt Services LLC and Master Investment Portfolio, incorporated by reference to Amendment No. 10 of the Registration Statement, filed June 30, 1999.

(h)(5)	First Amendment to the Third Party Feeder Fund Agreement by and among Hewitt Series Funds, Hewitt Services LLC and Master Investment Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(h)(6)	Third Party Feeder Fund Agreement by and among Diversified Investors Stock Index Fund, Diversified Investors Securities Corporation and Master Investment Portfolio, incorporated by reference to Amendment No. 10 of the Registration Statement, filed June 30, 1999.

(h)(7)	Third Party Feeder Fund Agreement by and among Diversified Institutional Stock Index Fund, Diversified Investors Securities Corporation and Master Investment Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(h)(8)	Third Party Feeder Fund Agreement by and among Vantagepoint Funds, ICMA - RC Services, LLC and Master Investment Portfolio, incorporated by reference to Amendment No. 10 of the Registration Statement, filed June 30, 1999.

Exhibit	Description
(h)(9)	Amended and Restated Third Party Feeder Fund Agreement by and among E*Trade Funds, E*Trade Securities and Master Investment Portfolio, incorporated by reference to Amendment No. 12 of the Registration Statement, filed June 30, 2000.

(h)(10)	Amendment No. 2 to the Amended and Restated Third Party Feeder Fund Agreement by and among E*Trade Funds, E*Trade Securities and Master Investment Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(h)(11)	Third Party Feeder Fund Agreement by and among X.Com Funds, X.Com Asset Management, Inc. and Master Investment Portfolio, incorporated by reference to Amendment No. 12 of the Registration Statement, filed June 30, 2000.

(h)(12)	Third Party Feeder Fund Agreement by and among Atlas Assets, Inc., Atlas Securities, Inc. and Master Investment Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(h)(13)	Third Party Feeder Fund Agreement by and among BB&T Funds, BISYS Fund Services Limited Partnership and Master Investment Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(h)(14)	Third Party Feeder Fund Agreement by and among State Farm Mutual Fund Trust, State Farm VP Management Corp. and Master Investment Portfolio, incorporated by reference to Amendment No. 13 to the Registration Statement, filed December 8, 2000.

(i)	Not Applicable.

(j)	Not Applicable.

(k)	Not Applicable.

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Not Applicable.

(p)(1)	Code of Ethics of Master Investment Portfolio, incorporated by reference to Amendment No. 14, filed April 30, 2001.

(p)(2)	Code of Ethics of Barclays Global Fund Advisors, incorporated by reference to Amendment No. 14, filed April 30, 2001.

Item 24. Persons Controlled by or Under Common Control with Registrant

No person is controlled by or under common control with the Registrant.

Item 25. Indemnification

Reference is made to Article IX of the Registrant’s Declaration of Trust. The application of these provisions is limited by Article 10 of the Registrant’s By-Laws and by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 26. Business and Other Connections of Investment Adviser.

The Master Portfolios are advised by BGFA, a wholly-owned subsidiary of BGI. BGFA’s business is that of a registered investment adviser to certain open-end, management investment companies and various other institutional investors.

The directors and officers of BGFA consist primarily of persons who during the past two years have been active in the investment management business. Each of the directors and executive officers of BGFA will also have substantial responsibilities as directors and/or officers of BGI. Information as to the executive officers and directors of BGFA is included in its Form ADV initially filed with the SEC (File No. 801-22609) on November 15, 1984 and updated thereafter and is incorporated herein by reference.

Item 27. Principal Underwriters.

(a) The Registrant’s placement agent, SEI, acts as distributor for: SEI Daily Income Trust, SEI Liquid Asset Trust, SEI Tax Exempt Trust, SEI Index Funds, SEI Institutional Managed Trust, SEI Institutional International Trust, The Advisors’ Inner Circle Fund, The Advisors’ Inner Circle Fund II, Bishop Street Funds SEI Asset Allocation Trust, SEI Institutional Investments Trust, HighMark Funds, Expedition Funds, Oak Associates Funds, The Nevis Fund, Inc., CNI Charter Funds, Amerindo Funds Inc., iShares Inc., iShares Trust, Johnson Family Funds, Inc., The MDL Funds, Causeway Capital Management Trust, The Japan Fund, Inc., TT International U.S.A. Master Trust, TT International U.S.A. Feeder Trust, and Barclays Global Investors Funds SEI provides numerous financial services to investment managers, pension plan sponsors, and bank trust departments. These services include portfolio evaluation, performance measurement and consulting services and automated execution, clearing and settlement of securities transactions.

(b) The following is information with respect to each director, officer or partner of SEI. The principal business address of each director or officer is One Freedom Valley Drive, Oaks, PA 19456.

Name	Positions and Offices with SEI	Positions and Offices with BGIF
William M. Doran	Director Chairman of the Board	N/A
Carl A. Guarino	Director Executive Vice President	N/A
Edward D. Loughlin	Director Executive Vice President	N/A
Mark J. Held	Vice President	N/A
Kevin Barr	President and Chief Operating Officer	N/A
Maxine Chou	Chief Financial Officer & Treasurer	N/A
John Munch	Vice President & General Counsel	N/A
Kenneth Zimmer	Senior Vice President	N/A
Jack May	Vice President	N/A
Kevin P. Robins	Senior Vice President	N/A
Wayne M. Withrow	Director Executive Vice President	N/A
Timothy D. Barto	Assistant Secretary	N/A

4

Robert Crudup	Senior Vice President	N/A
Richard A. Deak	Assistant Secretary	N/A
Scott W. Dellorfano	Vice President	N/A
Lydia A. Gavalis	Assistant Secretary	N/A
Greg Gettinger	Vice President	N/A
Karen LaTourette	Compliance Officer & Assistant Secretary	N/A
Joanne Nelson	Vice President	N/A
Maria Rinehart	Vice President	N/A
Michael Farrell	Vice President	N/A
Lori L. White	Vice President & Assistant Secretary	N/A
William E. Zitelli Jr.	Vice President & Assistant Secretary	N/A

(c) Not applicable.

Item 28. Location of Accounts and Records

(a) The Registrant maintains accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder (collectively, “Records”) at the offices of IBT, 200 Clarendon Street, Boston, Massachusetts 02116.

(b) BGFA and BGI maintain all Records relating to their services as adviser and administrator, respectively, at 45 Fremont Street, San Francisco, California 94105.

(c) SEI maintains all Records relating to its services as distributor at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(d) IBT maintains all Records relating to its services as sub-administrator and custodian at 200 Clarendon Street, Boston, Massachusetts 02116.

Item 29. Management Services

Other than as set forth under the captions “Item 5, Management, Organization and Capital Structure” in Part A of this Registration Statement, and “Item 12, Management of the Trust” and “Item 14, Investment Advisory and Other Services” in Part B of this Registration Statement, Registrant is not a party to any management-related service contract.

Item 30. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), the Registrant has duly caused this Amendment to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Francisco, State of California on the 28th day of January, 2005.

MASTER INVESTMENT PORTFOLIO

By:	/s/ Michael A. Latham
Michael A. Latham Secretary and Treasurer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the 1940 Act, this Amendment No. 28 to the Registration Statement on Form N-1A has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title
/s/ Michael A. Latham Michael A. Latham	Secretary and Treasurer (Principal Financial and Accounting Officer)	January 28, 2005

* (Mary G. F. Bitterman)	Trustee	January 28, 2005

* (Jack S. Euphrat)	Trustee	January 28, 2005

* (Lee T. Kranefuss)	Chairman, President and Trustee (Principal Executive Officer)	January 28, 2005

* (Richard K. Lyons)	Trustee	January 28, 2005

* (Leo Soong)	Trustee	January 28, 2005

*By: /s/ Michael A. Latham

Michael A. Latham

As Attorney-in-Fact pursuant to powers of attorney as previouslu filed.

MASTER INVESTMENT PORTFOLIO

SEC FILE No. 811-8162

EXHIBIT INDEX

Exhibit Number		Description
Exhibit	(d)(9)	Investment Advisory Contract by and among BGFA and MIP on behalf of the Government Money Market Master Portfolio and the Treasury Money Market Master Portfolio